UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 14 August 2013

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



HARMONY™

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

Q4 FY13

RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2013

KEY FEATURES

Quarter on quarter

↗ Gold production increased by 12% to 8 588kg (276 109oz)
  - increase in tonnes milled of 9%
  - increase in total recovered grade of 2%
↗ Cash operating costs decreased by 3% to R351 109/kg (US$1 156/oz)
↗ Operating profit[1] lower at R639 million (US$68 million)
↗ Headline loss per share of 186 SA cents (US$20 cents)
  - reversal of the Hidden Valley deferred tax asset of R547 million (US$55 million)[3]
  - retrenchment costs

Year on Year

↗ 7% increase in underground grade
↗ Lowest recorded annual LTIFR[2]
↗ Evander sale transaction completed
↗ Watershed agreement signed with Kusasalethu labour
↗ Gold production decreased by 2% to 35 374kg (1 137 297oz)
↗ Cash operating costs increased to R327 210/kg (US$1 154/oz)
↗ Operating profit[1] lower at R4.5 billion (US$511 million)
↗ Headline profit per share* of 47 SA cents (5 US cents)
  - reversal of the Hidden Valley deferred tax asset of R547 million (US$55 million)[3]
  - losses related to temporary closure at Kusasalethu
  - retrenchment costs
↗ No final dividend declared (interim dividend of 50 SA cents paid)

*   Includes discontinued operation
1. Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement
2. LTIFR = Lost Time Injury Frequency Rate
3. Translated at a spot rate of US$/R9.98 at 30 June 2013

RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2013

		Quarter June 2013	Quarter March 2013#	Q-on-Q variance %	Year ended June 2013#	Year ended June 2012#	Variance %
Gold produced	– kg	8 588	7 699	12	35 374	36 273	(2)
	– oz	276 109	247 529	12	1 137 297	1 166 203	(2)
Cash operating costs	– R/kg	351 109	362 491	3	327 210	274 767	(19)
	– US$/oz	1 156	1 264	9	1 154	1 100	(5)
Gold sold	– kg	8 146	7 506	9	34 970	36 182	(3)
	– oz	261 901	241 322	9	1 124 312	1 163 277	(3)
Underground grade	– g/t	4.37	4.50	(3)	4.54	4.26	7
Gold price received	– R/kg	427 534	470 030	(9)	454 725	419 668	8
	– US$/oz	1 407	1 639	(14)	1 603	1 681	(5)
Operating profit[1]	– R million	639	821	(22)	4 502	5258	(14)
	– US$ million	68	92	(26)	511	677	(25)
Basic (loss)/earnings per share*	– SAc/s	(809)	(29)	>(100)	(548)	614	>(100)
	– USc/s	(86)	(3)	>(100)	(62)	79	>(100)
Headline (loss)/profit*	– Rm	(804)	(202)	>(100)	204	2 432	(92)
	– US$m	(85)	(23)	>(100)	23	317	(93)
Headline (loss)/earnings per share*	– SAc/s	(186)	(47)	>(100)	47	565	(92)
	– USc/s	(20)	(5)	>(100)	5	74	(93)
Exchange rate	– R/US$	9.45	8.92	6	8.82	7.77	14

Figures represent continuing operations unless stated otherwise
1   Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement
*   Including discontinued operations

Shareholder information	
Issued ordinary share capital at 30 June 2013	435 289 890
Issued ordinary share capital at 31 March 2013	435 257 691*
Issued ordinary share capital at 30 June 2012	431 564 236
Market capitalisation	
At 30 June 2013	(ZARm) 15 562
At 30 June 2013	(US$m) 1 568
At 31 March 2013	(ZARm) 25 728
At 31 March 2013	(US$m) 2 804
At 30 June 2012	(ZARm) 33 015
At 30 June 2012	(US$m) 4 037
Harmony ordinary share and ADR prices	
12-month high (1 July 2012 – 30 June 2013) for ordinary shares	85.71
12-month low (1 July 2012 – 30 June 2013) for ordinary shares	33.47
12-month high (1 July 2012 – 30 June 2013) for ADRs	10.34
12-month low (1 July 2012 – 30 June 2013) for ADRs	3.30
Free float	100%
ADR ratio	1:1
JSE Limited	HAR
Range for quarter (1 April – 30 June 2013 closing prices)	R33.47 – R58.25
Average daily volume for the quarter (1 April – 30 June 2013)	2 232 419 shares
Range for quarter (1 January – 31 March 2013 closing prices)	R53.40 – R75.64
Average daily volume for the quarter (1 January – 31 March 2013)	1 581 188 shares
Range for the year (1 July 2012 – 30 June 2013 closing prices)	R33.47 – R85.71
Average daily volume for the year (1 July 2012 – 30 June 2013)	1 753 866 shares
Range for the year (1 July 2011 – 30 June 2012 closing prices)	R72.84 – R115.75
Average daily volume for the year (1 July 2011 – 30 June 2012)	1 518 116 shares
New York Stock Exchange, Inc including other US trading platforms	HMY
Range for quarter (1 April – 30 June 2013 closing prices)	US$3.30 – US$6.38
Average daily volume for the quarter (1 April – 30 June 2013)	3 302 649
Range for quarter (1 January – 31 March 2013 closing prices)	US$5.94 – US$8.88
Average daily volume for the quarter (1 January – 31 March 2013)	2 423 016
Range for the year (1 July 2012 – 30 June 2013 closing prices)	US$3.30 – US$10.34
Average daily volume for the year (1 July 2012 – 30 June 2013)	2 484 062
Range for the year (1 July 2011 – 30 June 2012 closing prices)	US$8.70 – US$14.87
Average daily volume for the year (1 July 2011 – 30 June 2012)	2 321 783
Investors' calendar	2013
Q1 FY14 results presentation	8 November 2013#
Annual General Meeting	5 December 2013#
Q2 and 6 months ended FY14 results presentation	3 February 2014#
Q3 FY14 results presentation	9 May 2014#
Q4 and year ended FY14 results presentation	14 August 2014#

These dates may change in future
*   The increase in the issued shares is mainly due to the shares issued to the Tlhakanelo Employee Share Trust





Harmony's Integrated Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and its Annual Report filed on a Form 20F with the United States' Securities and Exchange Commission for the year ended 30 June 2013 will be available on our website towards the end of October 2013.
www.harmony.co.za

HARMONY™

Forward-looking statements

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts.

These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.

Competent person's declaration

Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC). Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Resources and Reserves South Africa: Jaco Boshoff, Pr. Sci. Nat., who has 18 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP).

Resources and Reserves Papua New Guinea: Gregory Job, BSc, MSc, who has 25 years relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited. These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

Mineral Resource and Reserve information as at 30 June 2013 is included in this report.

Chief executive officer's review

Harmony is a globally competitive gold mining company, focused on growing profits. In the current gold price environment it is no longer growth at all costs. Investors are seeking returns and do not favour large capital projects. This is the new reality that we are dealing with.

During the past quarter we have concluded our strategic plans for financial year 2014. Key considerations were:

- free cash flow
- applying conservative financial modelling
- risk mitigation
- retaining our balance sheet strength
  - reducing all costs (including head office costs)
  - reducing capital expenditure
- continue to increase our grade
- plans that will enable us to withstand the volatility of the gold price

Our strategic plans were approved assuming a gold price of R400 000/kg. We believe that our plans are realistic and we have taken into account possible risks to execute our strategy. Our safety and health initiatives, improved productivity, the correct allocation of capital, a quality reserve base, improved grade, reduced costs, experienced teams and proper business planning will secure a sustainable business.

1. SAFETY

The year on year fatality injury frequency rate improved by 33% from 0.15 (rate per million man hours) in FY12 to 0.10 (rate per million man hours) in financial year 2013 (FY13) – the lowest ever recorded in the history of Harmony. Although Harmony achieved a significant year on year improvement, a lot more needs to be done to eliminate fatalities. A total of 10 people lost their lives due to mine accidents in Harmony during FY13, compared to 15 people in FY12. A major reduction in the number of fall of ground related fatalities was achieved with only one fall of ground related fatality recorded in FY13.

The lost time injury rate improved by 21% year on year from 6.67 (rate per million man hours) to 5.28 (rate per million man hours) – this is the lowest annual rate in the history of Harmony.

It is with regret that I have to report that two people were fatally injured in two separate accidents during the June 2013 quarter. They were Potso Peter Kotjomela, a scraper winch operator at Phakisa and Lebohang Michael Chake, a development team leader at Kusasalethu. The board, management and I wish to express our sincere condolences to the friends and families of these colleagues.

2. HEALTH

Over the past three years we have built a centralised health function to focus on the roll out of our pro-active health strategy, as well as standardising health protocols across the South African operations. We have invested a substantial amount of resources, i.e. finance, information technology and skills in improving our record keeping systems and processes in an attempt to monitor employee health individually and collectively to improve the overall health and wellness of our employees.

40% of our workforce is on chronic medication and are continuously monitored. Although HIV/Aids remains our biggest health risk, the actuarial prevalence rate for Harmony has reduced from 27% to 24% over the past five years. Between 10% to 20% of the employees of the individual mines are now on antiretroviral therapy (ART). During the past financial year all Harmony's employees and contractors were offered voluntary counselling and testing for HIV/Aids, with 40% volunteering to be tested.

Although there has been an improvement in sick absenteeism over the past financial year from 5.13% to 4.55%, we believe that there is still massive room for improvement in this area and it will be a key focus for the health team for the next year.

3. OPERATIONAL AND FINANCIAL RESULTS

Year on year

Gold production for the year ending June 2013 was 35 374kgs, 2% lower than the same period last year, mainly due to the labour disruptions at Kusasalethu during the December 2012, March 2013 and June 2013 quarters.

In line with Harmony's strategic initiative to improve the quality of ounces mined, year on year underground grade increased by 7%. Recovered grade was the main driver towards the increase in gold production across the various operations and improvements were recorded at most operations.

The following operations improved their gold production when compared to financial year 2012 (FY12):

- *Joel* – gold production was 565kg (21%) higher, mainly as a result of an 11% improvement in the recovered grade to 5.28g/t (4.78g/t in FY12), whilst tonnes milled increased by 10% year on year;
- *Bambanani* – gold production was 556kg (54%) higher due to a 49% increase in the recovered grade from 6.57g/t in FY12 to 9.79g/t for the year under review. Tonnes milled increased by 3% year on year;
- *Doornkop* – gold production was higher at 556kg (18%), recovered grade increased by 9% from 3.31g/t to 3.60g/t in FY13. Tonnes milled increased by 9%;
- *Target 3* – gold production increased by 503kg (45%) – recovered grade increased by 42% to 5.03g/t from 3.55g/t in FY12;
- *Masimong* – gold production increased by 396kg (12%), as a result of a 21% increase in the recovered grade to 4.17g/t (3.45g/t in FY12);
- *Target 1* – gold production was 337kg (9%) higher; recovered grade increased by 20% from 4.61g/t in FY12 to 5.53g/t in financial year 2013 (FY13);
- *Kalgold* – gold production was 291kg (28%) higher; recovered grade increased by 22% to 0.95g/t compared to 0.78g/t in FY12. Tonnes milled increased 4% year on year;
- *Unisel* – gold production increased by 220kg (14%); tonnes milled increased by 13% in FY13;
- *Steyn 2* – gold production increased by 147kg (45%), with the operation being in production for the whole year. Tonnes milled increased by 24% whilst recovered grade increased by 31% to 10.15g/t (7.74g/t in FY12).

The following operations require more attention in the next year, as their production performance was less than acceptable:

- *Kusasalethu* produced a total of 2 740 kilograms of gold, 2 893 kilograms (–51%) less than in financial year 2012 due to labour unrest;
- *Tshepong* produced 1 133kg gold less (–21%) than the previous financial year. The decrease in gold production is mainly as a result of a 16% decrease in tonnes milled for financial year 2013. A decrease in the recovery grade to 3.99g/t, 7% lower than the 4.29g/t recorded in FY12, also contributed towards the decrease in production;
- *Dumps* – 230kg less gold produced (–15%); a 26% decrease in the recovery grade was the main contributor towards the decrease in gold produced. Tonnes milled increased by 11%. The decrease in grade is due to the depletion of all the higher grade waste dumps;

- *Hidden Valley* produced 118kg (–4%) less gold year on year. The recovery grade decreased by 8% to 1.43g/t from 1.56g/t in FY12, whilst tonnes milled increased by 4%;

- *Phakisa* produced 107kg (–4%) less gold than in the previous financial year, due to the ventilation shaft failure in the March and June 2013 quarters resulting in tonnes milled being 2% lower than in FY13, with the recovered grade 3% lower at 4.75g/t (4.88g/t in FY12).

A total net loss of R2.4 billion was recorded, compared to a net profit of R2.6 billion for the 2012 financial year, mainly due to the impairment of the Hidden Valley asset and labour disruptions at Kusasalethu and its subsequent temporary closure.

The total basic loss per share is 548 SA cents for the year ended 30 June 2013, compared to earnings of 614 SA cents per share in the previous year. Total headline earnings per share decreased from 565 SA cents to 47 SA cents per share.

Quarter on quarter

We continue to manage that which is in our control – production and costs. Gold production for the June 2013 quarter increased by 12% to 8 588kg compared to the previous quarter. This was mainly due to the build-up in production at Kusasalethu, after the labour unrest at the mine during the second to fourth quarters of the financial year.

Operating profit for the June 2013 quarter was 22% lower, due to a 9% decrease in the gold price received, as well as an 8% increase in cash operating cost. Cash operating costs in the June 2013 quarter increased by R225 million when compared to the March 2013 quarter, due to the build-up in production at Kusasalethu, annual electricity increases, as well as winter electricity tariffs.

We are making good progress with our cost cutting project, Project 400. We have reduced our capital expenditure, as well as our services, exploration, procurement and corporate costs.

The rand per kilogram unit cost for the June 2013 quarter decreased by 3% to R351 109/kg in the past quarter, mainly due to the 12% increase in gold produced for the June 2013 quarter.

Total capital expenditure for the June 2013 quarter was R804 million – R127 million higher than the previous quarter – mainly as a result of a R93 million increase in capital expenditure at Kusasalethu.

On 19 July 2013 Harmony announced that the carrying value of its 50% holding in Hidden Valley would be written down to its net recoverable value. The reason for the impairment is the reduction in the US dollar gold and silver prices and Hidden Valley's poor production performance. An amount of US$268 million (approximately R2.7 billion) has been written down. In addition, an amount of R58 million in respect of Harmony's South African assets has been impaired. The impairments have reduced the reported net profit, but do not have an impact on reported cash balances and free cash flow.

The net loss for the June 2013 quarter was R3 499 million, compared to a R124 million net loss recorded for the March 2013 quarter, mainly due to the impairment of assets of R2 675 million and the derecognition of the deferred tax asset of R547 million for the Hidden Valley operation.

The total basic loss per share for the June 2013 quarter increased from 29 SA cents to 809 SA cents per share. The total headline loss per share increased from 47 SA cents to 186 SA cents.

Hidden Valley

The various efficiency improvement and cost reduction projects continue at Hidden Valley showing significant improvements in the mining grade control, road maintenance (cost and productivity), truck loading efficiency and smaller mobile fleet requirements.

The restructuring of the joint venture's management to meet both the financial and strategic objectives of the business progressed well during the past quarter.

4. GOLD MARKET

We are in gold mining for the long haul and believe that R400 000/kg is a sustainable gold price to assume in the current gold price climate. With the Rand/dollar exchange rate being weaker, it has been a huge advantage to be predominately a South African producer.

The rand gold price received during the quarter decreased by 9% to R427 534/kg, from R470 030/kg in the previous quarter. This was mainly due to a 14% decrease in the US dollar gold price from US$1 639/oz in the March 2013 quarter to US$1 407/oz during the past quarter. This decrease was however partially offset by a 6% weakening in the rand against the dollar from US$/R8.92 in the previous quarter to US$/R9.45 in the June 2013 quarter.

Year on year, the R/kg gold price received increased by 8% while the US$/oz price decreased by 5%, due to the R/US$exchange rate weakening by 14%.

5. RESERVES AND RESOURCES

As at 30 June 2013, Harmony's Mineral Reserves amounted to 51.5 million ounces (Moz) of gold, a 2.8% decrease from the 52.9Moz declared on 30 June 2012. The 2.8% decrease collectively represents mined Reserves during the year, a change in surface sources Reserves, together with some scope changes. The geographical representation of Reserves has not changed from the previous year.

Harmony's attributable gold equivalent Mineral Resources are declared as 147.7Moz as at 30 June 2013, a 1.7% decrease year-on-year from the 150.2Moz declared on 30 June 2012. The 1.7% decrease is due to mining and geology changes.

Our large Resource and Reserve base supports our belief that we have a solid base of assets containing quality ounces.

6. WAFI-GOLPU PROJECT

Regardless of the quality of the ore body, developing Golpu in line with the 2012 pre-feasibility study in the current gold and copper price climate does not deliver an adequate return on investment and therefore requires to be repositioned. We had various concerns regarding the substantial capital that will be injected into the project and are considering ways in which to develop a project with lower capital requirements and which will be a modular, expandable mine.

Harmony's contribution to drilling and project expenditure for the next two financial years will be funded from our cash flow, after which external funding options will be considered. During this phase we will ensure that Golpu's development strategy is aligned with the strategy of Harmony, which is to grow investor returns.

A low risk, modular, expandable development approach involves less risk and is expected to result in an improved project value. The decision to apply a modular expandable solution is a different approach to that proposed in the 2012 pre-feasibility study.

7. EMPLOYEE RELATIONS

The labour relations climate remained volatile in the industry prior to the start of the 2013 round of wage negotiations in the gold sector. Harmony experienced two work stoppages during the quarter led by the National Union of Mine Workers (NUM) at Doornkop and Tshepong. The issues raised during these industrial actions were mainly operational and have since been resolved, or are in the process of being addressed through the existing mine-based structures.

A recognition agreement was signed by management and the Association of Mineworkers and Construction Union (AMCU) for Masimong during the week of the 15 July 2013. AMCU now represents a third of Masimong's total workforce and at Kusasalethu, AMCU represents 74% of the employees.

The gold sector wage negotiations started on 11 July 2013 at the Chamber of Mines. We believe that good sense will prevail and that strikes will be averted. The labour disruptions at Kusasalethu alone cost Harmony approximately R1.2 billion. It is not in the interest of the company, the employees or the industry to further be subjected to such losses.

There are a number of initiatives being implemented to contain the labour situation, both at company and industry level. Some of these include the following:

- Workshops with all the unions in the company;
- Engagement with the unions on signing of the code of conduct by individual employees similar to the one signed at Kusasalethu;
- General managers' mass meetings;
- Communication campaigns with employees and unions across all our South African operations;
- Re-introduction of the mine productivity bonus;
- Continued engagement with the other gold mining companies.

8. DISPOSAL OF A 30% INTEREST IN THE PHOENIX OPERATION

On 20 March 2013 Harmony signed transaction and funding agreements to give effect to an empowerment transaction to dispose of 30% of its Free State based Phoenix tailings operation (Phoenix) to BB-BEE shareholders. The BB-BEE shareholders include Sikhuliso Resources (Proprietary) Limited, Kopano Resources (Proprietary) Limited, Mazincazelane Investments (Proprietary) Limited and the Malibongwe Women Development Trust, as well as a community trust that has been created by Harmony.

9. DIVIDEND

In view of the fact that Harmony did not record a profit for the last six months, the board has decided not to declare a final dividend. An interim dividend of 50 SA cents was paid during FY13.

CONCLUSION

Harmony's strategy has been consistent in that we seek to optimise operational delivery, grow our cash flow and share our profits with all our stakeholders. There are times when pursuing one's strategy, tough decisions are required – such as the temporary closure of Kusasalethu. We will continue to do what is right for our shareholders and stakeholders to sustain the future of the company.

Graham Briggs
Chief executive officer

Financial overview

QUARTER ON QUARTER

Net loss

The net loss for the June 2013 quarter was R3 499 million compared to a R124 million net loss for the March 2013 quarter, mainly due to impairment of assets of R2 675 million and the reversal of a deferred tax asset of R547 million for the Hidden Valley operation.

Impairment of assets

Following the sharp decrease in the gold price, an impairment of assets of R2 733 million was recorded during the June 2013 quarter, consisting of an impairment of R2 675 million for the Hidden Valley operation and R58 million for the SA operations. The impairment results from a lower than expected life-of-mine profit, due to the reduction in the US dollar gold and silver prices assumptions and Hidden Valley's poor production performance.

Other items in Cost of Sales

Other items in Cost of Sales for the June 2013 quarter includes a change in estimate of the value of static gold in lock-up and other stockpiles of R29 million and restructuring costs of R39 million, following the introduction of voluntary retrenchment packages in South Africa and the restructuring at the Hidden Valley operation. Offsetting this is a net credit of R40 million for rehabilitation following the reduction of the rehabilitation liability, primarily as a result of the rehabilitation projects in the Free State area.

Other expenses

Included in other expenses in the June 2013 quarter is a loss of R161 million for the foreign exchange movement (March 2013: R150 million) on the US$ denominated syndicated facility, resulting from the Rand weakening from US$/R9.22 at 31 March 2013 to US$/R9.98 at 30 June 2013. Also included is an amount of R23 million for the once-off share-based payment expense related to the Phoenix transaction.

Deferred tax

A deferred tax expense of R547 million was recorded following the derecognition of the Hidden Valley deferred tax asset during the June 2013 quarter, as it is no longer deemed recoverable in the current gold price environment.

Loss per share

Total basic loss per share increased in the June 2013 quarter from 29 SA cents to 809 SA cents per share. Total headline loss per share increased from 47 SA cents to 186 SA cents per share.

YEAR ON YEAR

Exploration expenditure

Exploration expenditure for the year ended 30 June 2013 increased to R673 million compared to R500 million for the previous year, mainly due to R652 million spent on the PNG projects. Expenditure on resource definition drilling amounted to R233 million, exploration amounted to R251 million, while the feasibility studies accounted for R168 million of the total for the year. These expenses are expected to decrease in future as a result of the optimisation process reductions agreed to by both the joint venture partners.

Profit from discontinued operations

Profit from discontinued operations for the year ended 30 June 2013 includes the group profit of R102 million recorded on the sale of Evander in the March 2013 quarter, following the fulfilment of all conditions precedent. The remaining R212 million represents profits for Evander for the eight months ended February 2013. Included in the amount for the year ended 30 June 2012 is the profit on sale of Evander 6 and Twistdraai to Taung Gold Limited of R230 million (before tax).

Loss per share

Total basic loss per share amounted to 548 SA cents in the year ended 30 June 2013, compared to earnings of 614 SA cents per share in the previous year. Total headline earnings per share decreased from 565 SA cents to 47 SA cents per share.

Borrowings

Total borrowings increased by R722 million to R2 538 million in the year ended 30 June 2013. This is due to a total drawdown of US$80 million (R678 million) and a foreign exchange translation loss of R351 million recorded on the US$ syndicated facility in the year ended 30 June 2013. This was partially offset by the total repayment of R305 million made during the year ended 30 June 2013 on the rand facilities.

Operational overview

GROUP OPERATIONAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2013

Continuing operations

Indicator	Units	June 2013	March 2013	% variance
Underground tonnes	000	1 592	1 381	15
Surface tonnes	000	3 174	3 005	6
Total tonnes	**000**	**4 766**	**4 386**	**9**
Underground grade	g/t	4.37	4.50	(3)
Surface grade	g/t	0.51	0.49	4
Total grade	**g/t**	**1.80**	**1.76**	**2**
Gold produced	**Kg**	**8 588**	**7 699**	**12**
Cash operating costs	**R/kg**	**351 109**	**362 491**	**3**
Operating profit	**R'000**	**639 220**	**821 283**	**(22)**

Gold production improved by 12% quarter-on-quarter to 8 588kg largely due to a 9% increase in tonnes milled and a 2% increase in total recovered grade to 1.80g/t.

Underground grade decreased by 3% quarter on quarter to 4.37g/t due to the lock-up of gold at Kusasalethu and the marginally lower plant call factor in Harmony One plant which treats the majority of the tonnes in the Free State region. Increased focus remains on the top 20 high grade panels at each operation, the quality of the sweepings, stoping width and off reef mining discipline to ensure an increase in grades and output.

Cash operating costs improved by 3% to R351 109/kg from the previous quarter. Total cash operating costs at all the shafts increased during the quarter, due to higher electricity tariffs – which includes one month of winter tariffs and an increased rate since April's official increase – an increase in bonuses due to higher production outputs and an increase in plant costs due to higher volumes milled.

Kusasalethu

Indicator	Units	June 2013	March 2013	% variance
Tonnes	000	212	33	>100
Grade	g/t	3.25	1.48	>100
Gold produced	kg	688	49	>100
Cash operating costs	R/kg	577 337	6 564 347	91
Operating loss	R'000	(121 535)	(285 680)	57

The phased re-opening process of employees returning to Kusasalethu, post its temporary closure, was concluded on 26 April 2013. Every employee signed the code of conduct, received training on the guarantees and undertakings agreed to in the agreement, and underwent health and safety inductions. Daily operations are peaceful and productive.

During the June 2013 quarter, Kusasalethu produced 688kg of gold at a recovered grade of 3.25g/t. Cash operating cost improved to R577 337/kg, due to increased gold production. Normalised cost levels in R/kg are however only expected in the coming quarter.

The operating loss decreased quarter on quarter to R122 million, due to increased gold production.

Doornkop

Indicator	Units	June 2013	March 2013	% variance
Tonnes	000	242	249	(3)
Grade	g/t	3.55	3.60	(1)
Gold produced	kg	859	897	(4)
Cash operating costs	R/kg	332 516	295 429	(13)
Operating profit	R'000	79 158	150 231	(47)

Doornkop's recovered grade remained stable at 3.55g/t while tonnes milled decreased by 3% quarter on quarter to 242 000t. The decrease in tonnes was due to illegal labour disruptions during the quarter, lasting about four days, resulting in a 4% decrease in gold production to 859kg. The appropriate action was taken regarding the labour unrest and no further disruptions were reported during the quarter.

Lower gold production and an increase in electricity, plant and stores costs during the quarter, resulted in a 13% increase in operating costs to R332 516/kg, impacting on the operating profit quarter on quarter.

Phakisa

Indicator	Units	June 2013	March 2013	% variance
Tonnes	000	133	109	22
Grade	g/t	4.38	4.44	(1)
Gold produced	kg	583	484	20
Cash operating costs	R/kg	444 168	505 324	12
Operating profit	R'000	(8 941)	(18 147)	51

Phakisa had an improved production quarter despite the underground fire which resulted in a mine stoppage of ten days, followed by a gradual start-up.

Tonnes milled increased by 22% quarter on quarter to 133 000t while recovered grade remained stable at 4.38g/t. Gold produced increased by 20% to 583kg. Cash operating costs improved by 12% to R444 168/kg, due to the increase in gold production. The remedial work at Freddies No. 3 ventilation shaft is on track and is expected to be completed by the end of calendar year 2013.

Tshepong

Indicator	Units	June 2013	March 2013	% variance
Tonnes	000	211	262	(19)
Grade	g/t	3.86	3.93	(2)
Gold produced	kg	815	1 029	(21)
Cash operating costs	R/kg	418 310	340 586	(23)
Operating profit	R'000	2 069	131 961	(98)

During the June 2013 quarter, gold production was 21% lower quarter on quarter at 815kg, due to several labour disruptions, as well as the fire at Phakisa mine, (a linked underground section was halted for ten days due to the impact of the Phakisa fire in this section). These issues have been resolved and Tshepong should perform better in the next quarter.

Cash operating costs for the quarter increased in line with the decrease in gold production to R418 310/kg resulting in a lower operating profit of R2 million for the quarter.

Masimong

Indicator	Units	June 2013	March 2013	% variance
Tonnes	000	210	181	16
Grade	g/t	4.00	4.41	(9)
Gold produced	kg	839	799	5
Cash operating costs	R/kg	289 795	287 596	(1)
Operating profit	R'000	114 723	144 950	(21)

Gold production increased by 5% to 839kg quarter on quarter, due to a 16% increase in tonnes milled to 210 000t. The recovered grade decreased by 9% to 4.00g/t and the management team has undertaken to focus more on clean mining during the next quarter.

Cash operating costs increased slightly to R289 795/kg due to the increase in electricity tariffs.

Masimong recorded an operating profit of R115 million during the quarter, compared to R145 million during the March 2013 quarter.

Hidden Valley (held in Morobe Mining Joint Ventures – 50% of attributable production reflected)

Indicator	Units	June 2013	March 2013	% variance
Tonnes	000	457	440	4
Grade	g/t	1.58	1.34	18
Gold produced	kg	722	591	22
Cash operating costs	R/kg	487 898	515 012	5
Operating loss	R'000	(52 066)	(20 924)	>(100)

Gold production increased by 22% from 591kg in the previous quarter to 722kg, while silver production decreased with 7% from 205 651oz to 191 429oz. Gold production increased due to improved grades delivered to the mill and improved recoveries in the treatment plant, which yielded an 18% increase in recovered grade at 1.58g/t for the quarter. The increase in tonnes milled of 4% quarter-on-quarter to 457 000t, is due to improved mobile fleet availability and an improvement in management of the fleet in the pit.

The main reason for the decrease in silver production is that the over land conveyor was not operating for most of the quarter and more ore was processed out of the Hamata pit which is closer to the plant, but has a low silver content.

Cash operating costs improved quarter on quarter by 5% to R487 898/kg, due to higher gold production.

The operating loss for the quarter of R52 million was as a result of the lower gold price received and the increase in total cash operating costs.

The crusher upgrade was wet commissioned on the 20 June 2013. Good progress was made with the performance testing of the system. This will decrease the expected ore movement cost per ton for the coming quarter.

The restructuring of the joint venture management structure to meet both the financial and strategic objectives of the business progressed well during the past quarter. The following major cost saving initiatives will continue to reduce the cash cost per ounce during the September 2013 quarter:

- continuation of organisational restructuring started in the June 2013 quarter;
- eliminating the need for truck haulage to the treatment plant with the commissioning of the upgraded crusher and OLC system;
- re-negotiation of all major contracts.

Target 1

Indicator	Units	June 2013	March 2013	% variance
Tonnes	000	179	182	(2)
Grade	g/t	5.01	5.02	(0.2)
Gold produced	kg	897	913	(2)
Cash operating costs	R/kg	281 223	248 585	(13)
Operating profit	R'000	147 189	195 795	(25)

Gold production at Target 1 is slightly down at 897kg, mainly due to lower tonnes milled of 179 000t compared to 182 000t during the previous quarter. Grade remained flat at 5.01g/t. Cash operating costs increased by 13% quarter on quarter to R281 223/kg, due to higher electricity costs and maintenance costs on the equipment and the fridge plants.

Despite the higher costs and the lower gold price received, Target 1 recorded an operating profit of R147 million during the quarter.

Bambanani

Indicator	Units	June 2013	March 2013	% variance
Tonnes	000	55	34	62
Grade	g/t	11.16	8.76	27
Gold produced	kg	614	298	>100
Cash operating costs	R/kg	201 467	388 477	48
Operating profit	R'000	143 445	23 983	>100

Gold production more than doubled from 298kg in the previous quarter to 614kg in the June 2013 quarter. The increase in production comes from both a 27% increase in grade to 11.16g/t and a 62% increase in tonnes milled to 55 000t.

Bambanani is Harmony's lowest cash operating cost producer for the June 2013 quarter, with a 48% decrease in cash operating costs to R201 467/kg, mainly due to higher gold production. As a result, operating profit was substantially higher at R143 million.

Joel

Indicator	Units	June 2013	March 2013	% variance
Tonnes	000	151	139	9
Grade	g/t	4.63	5.60	(17)
Gold produced	kg	699	779	(10)
Cash operating costs	R/kg	243 308	207 107	(17)
Operating profit	R'000	133 094	186 638	(29)

Although tonnes milled increased by 9% quarter-on-quarter to 151 000t, grade declined by 17% to 4.63g/t, resulting in a 10% decrease in gold production to 699kg.

Joel is the second lowest cost producer in the company at R243 308/kg. Despite lower gold production, Joel recorded an operating profit of R133 million.

Unisel

Indicator	Units	June 2013	March 2013	% variance
Tonnes milled	000	114	99	15
Grade	g/t	3.75	4.28	(12)
Gold produced	kg	427	424	1
Cash operating costs	R/kg	331 747	318 934	(4)
Operating profit	R'000	40 262	63 267	(36)

Gold production at Unisel increased slightly to 427kg. The 12% decrease in recovered grade was off-set by the 15% increase in tonnes milled at 114 000t for the quarter. The decrease in grade was mainly as a result of lower face grades and an increase in stoping widths.

Unisel recorded an operating profit of R40 million during the quarter, with cash operating costs 4% higher at R331 747/kg as a result of higher electricity, stores and plant costs.

Target 3

Indicator	Units	June 2013	March 2013	% variance
Tonnes	000	73	81	(10)
Grade	g/t	5.74	5.05	14
Gold produced	kg	419	409	2
Cash operating costs	R/kg	297 759	308 220	3
Operating profit	R'000	61 329	65 148	(6)

Gold production increased by 2% quarter on quarter, despite the 10% decrease in tonnes milled at 73 000t.

Recovered grade was 14% higher quarter on quarter at 5.74g/t, as a result of the increase in face grades and an improvement in the mine call factor.

The operating profit generated was 6% lower at R61 million quarter on quarter, as a result of the lower gold price received. Cash operating costs were 3% lower at R297 759/kg, due to increased gold production.

Steyn 2

Indicator	Units	June 2013	March 2013	% variance
Tonnes	000	12	12	–
Grade	g/t	10.08	11.58	(13)
Gold produced	kg	121	139	(13)
Cash operating costs	R/kg	257 736	228 295	(13)
Operating profit	R'000	19 868	33 485	(41)

Tonnes milled remained flat quarter on quarter at 12 000t. Recovered grade decreased to 10.08g/t from a 30% increase recorded in the previous quarter to a 13% decrease in the current quarter. A further emphasis has been placed on clean mining to improve grades going forward.

Operating profit decreased to R20 million mainly due to the 13% decrease in gold production to 121kg.

TOTAL SOUTH AFRICAN SURFACE OPERATIONS

Indicator	Units	June 2013	March 2013	% variance
Tonnes	000	2 717	2 565	6
Grade	g/t	0.33	0.35	(6)
Gold produced	kg	905	888	2
Cash operating costs	R/kg	324 401	312 931	(4)
Operating profit	R'000	80 625	150 576	(46)

Tonnes milled at the South African surface operations increased by 6% to 2 717 000t, mainly due to higher volumes at Phoenix – resulting in a 2% increase in gold production quarter on quarter from 888kg of gold to 905 kg of gold.

Recovered grade decreased from 0.35g/t to 0.33g/t quarter-on-quarter, mainly due to lower grades at Phoenix and the surface dumps.

Cash operating costs for the June 2013 quarter were 4% higher at R324 401/kg, while operating profits decreased quarter-on-quarter to R81 million, mainly due to lower gold prices received.

Kalgold

Indicator	Units	June 2013	March 2013	% variance
Tonnes	000	367	332	11
Grade	g/t	0.97	0.93	4
Gold produced	kg	357	309	16
Cash operating costs	R/kg	320 417	354 346	10
Operating profit	R'000	27 082	45 459	(40)

Kalgold's gold production increased by 16% quarter-on-quarter to 357kg, mainly due to an 11% increase in tonnes milled to 367 000t in the June 2013 quarter, supported by a 4% increase in recovered grade at 0.97g/t.

Cash operating costs improved by 10% from the previous quarter to R320 417/kg, due to higher gold production. Total cash operating costs increased due to higher plant costs following maintenance.

Operating profit was lower at R27 million, due to a lower gold price received and an increase in total cash operating costs quarter-on-quarter.

Phoenix (tailings)

Indicator	Units	June 2013	March 2013	% variance
Tonnes	000	1 471	1 325	11
Grade	g/t	0.14	0.16	(13)
Gold produced	kg	202	216	(6)
Cash operating costs	R/kg	317 396	254 986	(24)
Operating profit	R'000	24 005	45 371	(47)

Tonnes treated increased by 11% to 1 471 000t, due to the early commissioning of the St Helena cyclone dam. The decrease in recovered grade to 0.14g/t is as a result of lower dissolution during the quarter. Gold production was 6% lower at 202kg as a result. Phoenix's operating profit decreased from R45 million to R24 million, due to lower gold production and higher cash operating costs as a result of higher than planned reagents and plant rehabilitation costs during the quarter.

Surface dumps

Indicator	Units	June 2013	March 2013	% variance
Tonnes	000	879	908	(3)
Grade	g/t	0.39	0.40	(3)
Gold produced	kg	346	363	(5)
Cash operating costs	R/kg	332 601	312 157	(7)
Operating profit	R'000	29 538	59 746	(51)

Gold production was 5% lower at 346kg during the quarter. Preference was given at the plants to the increased ore deliveries from the underground operations and therefore less capacity was available for surface dumps.

A R30 million operating profit was recorded during the quarter, much lower than the March 2013 quarter, due to lower gold production, a lower gold price received and higher cash operating costs.

MINERAL RESOURCES AND MINERAL RESERVES AS AT 30 JUNE 2013

Harmony's statement of Mineral Resources and Mineral Reserves as at 30 June 2013 is produced in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC Code) and the Australian Code (JORC Code). The Mineral Resources are reported inclusive of the Mineral Reserves.

The Company's attributable gold equivalent Mineral Resources are declared as 147.7 million ounces (Moz) as at 30 June 2013, a 1.7% decrease year-on-year from the 150.2Moz declared on 30 June 2012. The 1.7% decrease collectively represents mined Resources during the year, together with some geology changes. The gold Resource ounces in South Africa represent 72%, while Papua New Guinea (PNG) gold and gold equivalent ounces represent 28% of Harmony's total Resources as at 30 June 2013.

As at 30 June 2013, Harmony's Mineral Reserves amounted to 51.5Moz of gold, a 2.8% decrease from the 52.9Moz declared on 30 June 2012. The 2.8% decrease collectively represents mined Reserves during the year, change in surface sources Reserves, together with some scope changes. The gold Reserve ounces in South Africa represent 58% while PNG gold and gold equivalent ounces represent 42% of Harmony's total Reserves as at 30 June 2013.

There were no changes in the Reserves and Resources of Wafi-Golpu (jointly held by Harmony and Newcrest Mining Limited in a 50/50 joint venture) since the pre-feasibility study was completed in 2012 (refer Figure 1 below). On a 100% basis, Golpu continues to host a high grade, quality reserve of 450Mt, containing 12.4Moz of gold and 5.4 million tonnes (Mt) of copper (38.9Moz on a gold equivalent* basis).

The company's detailed Resources and Reserves declaration will be published in the FY13 Annual Report, which will be made available to shareholders towards the end of October 2013.

Figure 1. Geographical distribution of Mineral Resources and Mineral Reserves as at 30 June 2013

Gold resources including gold equivalent* (30 June 2013)

Gold reserves including gold equivalent* (30 June 2013)




*   30 June 2013 Gold equivalent based on US$1 400/oz Au, US$3.10/lb Cu and US$23.00/oz Ag at 100% recovery for all metals

In converting the Mineral Resources to Mineral Reserves the following parameters were applied:

- a gold price of R400 000/kg;
- the Hidden Valley operations and Wafi-Golpu project in the Morobe Mining Joint Venture used prices of US$1 250/oz Au, US$21/oz Ag, US$15/lb Mo and US$3.10/lb Cu. For Wafi-Golpu, gold equivalent ounces are calculated assuming a US$1 400/oz Au and US$3.10/lb Cu and for Hidden Valley US$23.00/oz Ag was assumed with 100% recovery for all metals.

Harmony's South African Resources to Reserves conversion process as well as four operations Target 1, Masimong, Kalgold and the Phoenix Project were reviewed and audited by SRK Consulting Engineers and Scientists for compliance with the South African Code for Reporting Mineral Resources and Mineral Reserves – SAMREC Code and Sarbanes-Oxley requirements. Harmony's Papua New Guinea Mineral Resources and Mineral Reserves have been independently reviewed by AMC Consultants Pty Ltd for compliance with the standards set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves – The JORC Code.

The company's detailed Resources and Reserves declaration will be published in the FY13 Annual Report, which will be made available to shareholders towards the end of October 2013. We use certain terms in this document such as 'Measured', 'Indicated' and 'Inferred' Resources, which the United States (US) Securities and Exchange Commission (SEC) guidelines strictly prohibit US-registered companies from including in their filings with the SEC. US investors are urged to closely consider the disclosure in our Form 20-F.

Note: Au= gold; Cu = copper; Ag = Silver

MINERAL RESOURCES STATEMENT

The following tables summarise the Mineral Resources for the South African and Papua New Guinea operations and projects:

SA underground operations

	Tonnes (Mt)	g/t	Gold ('000 Kg)	Gold ('000 Oz)
Measured	97.0	8.23	799	25 684
Indicated	98.2	8.33	818	26 296
Inferred	190.7	7.07	1 348	43 337
Total	385.9	7.68	2 965	95 317

SA surface operations

	Tonnes (Mt)	g/t	Gold ('000 Kg)	Gold ('000 Oz)
Measured	382.3	0.30	116	3 743
Indicated	680.6	0.25	172	5 518
Inferred	107.6	0.64	68	2 205
Total	1 170.5	0.30	356	11 466

South Africa total

	Tonnes (Mt)	Gold ('000 Kg)	Gold ('000 Oz)
Measured	479.3	915	29 427
Indicated	778.8	990	31 814
Inferred	298.3	1 416	45 542
Total	1 556.4	3 321	106 783

Papua New Guinea

Hidden Valley operations

	Tonnes (Mt) *	g/t	Gold ('000 Kg) *	Gold ('000 Oz) *	Equity Gold ('000 Oz) **
Measured	1.4	1.17	2	52	26
Indicated	118.6	1.49	176	5 676	2 838
Inferred	7.0	1.13	8	254	127
Total	127.0	1.46	186	5 982	2 991

Wafi-Golpu system

	Tonnes (Mt) *	g/t	Gold ('000 Kg) *	Gold ('000 Oz) *	Equity Gold ('000 Oz) **
Measured	–	–	–	–	–
Indicated	923.5	0.77	714	22 958	11 479
Inferred	252.5	0.70	177	5 686	2 843
Total	1 176.0	0.76	891	28 644	14 322

*   Represents Harmony/Newcrest joint venture 100% portion

** Represents Harmony's 50% portion

Equivalent gold ounces

Hidden Valley operations

	Equivalent Gold ('000 Oz) *	Equity Equivalent Gold ('000 Oz) **
Measured	66	33
Indicated	7 436	3 718
Inferred	352	176
Total	7 854	3 927

Wafi-Golpu system

	Equivalent Gold ('000 Oz) *	Equity Equivalent Gold ('000 Oz) **
Measured	–	–
Indicated	60 048	30 024
Inferred	13 914	6 957
Total	73 962	36 981

*   Represents Harmony/Newcrest joint venture 100% portion – gold, silver and copper

** Represents Harmony's 50% portion – gold, silver and copper

In addition to the gold Resources, Harmony also reports on silver, copper and molybdenum from its PNG operations.

Silver

	Tonnes (Mt) *	g/t	Ag ('000 Kg) *	Ag ('000 Oz) **	Equity Silver ('000 Oz) **
Measured	1.3	19.1	26	816	408
Indicated	922.3	4.3	3 979	127 942	63 971
Inferred	236.6	2.0	484	15 556	7 778
Total	1 160.2	3.9	4 489	144 314	72 157

Copper

	Tonnes (Mt) *	%	Cu ('000 t) *	Cu (M lbs) *	Equity Copper (M lbs) **
Measured	–	–	–	–	–
Indicated	810.0	0.92	7 492	16 517	8 258
Inferred	229.8	0.70	1 608	3 544	1 772
Total	1 039.8	0.88	9 100	20 061	10 030

Molybdenum

	Tonnes (Mt) *	ppm	Mo ('000 t) *	Mo (M lbs) *	Equity Molybdenum (M lbs) **
Measured	–	–	–	–	–
Indicated	810.0	100	81	179	90
Inferred	190.0	75	14	31	15
Total	1 000.0	96	95	211	105

*   Represents Harmony/Newcrest joint venture 100% portion

** Represents Harmony's 50% portion

Papua New Guinea including gold equivalents**

	Tonnes (Mt)	Gold ('000 Kg)	Gold ('000 Oz)
Measured	0.7	1	33
Indicated	521.1	1 049	33 742
Inferred	129.7	222	7 133
Total	651.5	1 272	40 908

* Represents Harmony's 50% portion

Total Harmony including gold equivalents**

	Tonnes (Mt)	Gold ('000 Kg)	Gold ('000 Oz)
Measured	480.1	916	29 460
Indicated	1 299.8	2 039	65 556
Inferred	428.0	1 638	52 675
Total	2 207.9	4 593	147 691

* Represents SA Total and Harmony's 50% portion from PNG

Mineral Resources reconciliation: FY12 to FY13



Gold Equivalent Mineral Resources Reconciliation – FY12 to FY13

	Gold (tonnes)	Gold (Moz)
June 2012 – gold and gold equivalents	**4 672**	**150.2**
Reductions		
Mined during FY13	(56)	(1.8)
Geology changes	(22)	(0.7)
June 2013 – gold and gold equivalents	**4 594**	**147.7**

MINERAL RESERVES STATEMENT

The following tables show the Mineral Reserves for the South African and Papua New Guinea operations and projects:

SA underground operations

	Tonnes (Mt)	g/t	Gold ('000 Kg)	Gold ('000 Oz)
Proved	53.6	5.93	318	10 223
Probable	66.8	5.83	390	12 531
Total	120.4	5.87	708	22 754

SA surface operations

	Tonnes (Mt)	g/t	Gold ('000 Kg)	Gold ('000 Oz)
Proved	371.6	0.30	110	3 554
Probable	393.9	0.27	107	3 439
Total	765.5	0.28	217	6 993

South Africa total

	Tonnes (Mt)	Gold ('000 Kg)	Gold ('000 Oz)
Proved	425.3	428	13 777
Probable	460.7	497	15 970
Total	886.0	925	29 747

Papua New Guinea*

Hidden Valley operations

	Tonnes (Mt) *	g/t	Gold ('000 Kg) *	Gold ('000 Oz) *	Equity Gold ('000 Oz) **
Proved	1.3	1.23	2	52	26
Probable	62.4	1.74	108	3 486	1 743
Total	63.7	1.73	110	3 538	1 769

Wafi-Golpu system

	Tonnes (Mt) *	g/t	Gold ('000 Kg) *	Gold ('000 Oz) *	Equity Gold ('000 Oz) **
Proved	–	–	–	–	–
Probable	450.0	0.86	385	12 388	6 194
Total	450.0	0.86	385	12 388	6 194

* Represents Harmony/Newcrest joint venture 100% portion

** Represents Harmony's 50% portion

Equivalent gold ounces

Hidden Valley operations

	Equivalent Gold ('000 Oz)*	Equity Equivalent Gold ('000 Oz)**
Proved	66	33
Probable	4 456	2 228
Total	4 522	2 261

Golpu

	Equivalent Gold ('000 Oz)*	Equity Equivalent Gold ('000 Oz)**
Proved	–	–
Probable	38 918	19 459
Total	38 918	19 459

* Represents Harmony/Newcrest joint venture 100% portion – gold, silver and copper

** Represents Harmony's 50% portion – gold, silver and copper

In addition to the gold Reserves, Harmony also reports on silver, copper and molybdenum from its PNG operations.

Silver

	Tonnes (Mt) *	g/t	Ag ('000 Kg) *	Ag ('000 Oz) **	Equity Silver ('000 Oz) **
Proved	1.3	20.4	25	818	409
Probable	507.8	4.8	2 450	78 758	39 379
Total	509.1	4.9	2 475	79 576	39 788

Copper

	Tonnes (Mt) *	%	Cu ('000 t) *	Cu (M lbs) *	Equity Copper (M lbs) **
Proved	–	–	–	–	–
Probable	450.0	1.21	5 436	11 984	5 992
Total	450.0	1.21	5 436	11 984	5 992

Molybdenum

	Tonnes (Mt) *	ppm	Mo ('000 t) *	Mo (M lbs) *	Equity Molybdenum (M lbs) **
Proved	–	–	–	–	–
Probable	450.0	81	36	80	40
Total	450.0	81	36	80	40

* Represents Harmony/Newcrest joint venture 100% portion

** Represents Harmony's 50% portion

Papua New Guinea including gold equivalents**

	Tonnes (Mt)	Gold ('000 Kg)	Gold ('000 Oz)
Proved	0.6	1	33
Probable	256.2	675	21 686
Total	256.8	676	21 719

** Represents Harmony's 50% portion

Harmony Group including gold equivalents **

	Tonnes (Mt)	Gold ('000 Kg)	Gold ('000 Oz)
Proved	425.9	430	13 809
Probable	716.9	1 171	37 657
Total	1 142.8	1 601	51 466

** Represents SA Total and Harmony's 50% portion from PNG

Mineral Reserves reconciliation: FY12 to FY13



Gold Equivalent Mineral Reserves Reconciliation – FY12 to FY13

	Gold (tonnes)	Gold (Moz)
June 2012 – gold and gold equivalents	**1 645**	**52.9**
Reductions		
Mined during FY13	(46)	(1.5)
Surface Sources	(25)	(0.8)
Increase		
Scope changes	28	0.9
June 2013 – gold and gold equivalents	**1 602**	**51.5**

Exploration highlights

INTERNATIONAL (PAPUA NEW GUINEA)

Morobe Mining Joint Venture (MMJV) (50% Harmony)

Wafi-Golpu

Remodelling and future of the Wafi-Golpu project

Further to what is said in the chief executive's review about this project on page 4, the Golpu and Wafi deposit remodelling incorporating the latest ore body data has been completed. This scope included the estimation of metallurgical recovery for all processing options available which are dependent on oxidation, rock-type and metal grades.

During the quarter a total of 12 237.7m were drilled. The rig fleet has decreased from 7 to 5 rigs during the month in preparation for the plan of 4 rigs operating on the project in FY14. Another drill rig will be demobbed by the end of the first week of July. Two rigs are currently assigned to the Golpu Resource Definition program, 2 rigs currently assigned to brownfields exploration and 1 rig is completing the final decline path geotechnical hole, after which it will be demobbed.

Drilling in the June 2013 quarter targeted the Golpu Upper Mine Zone volume which demonstrated grade continuity and extended porphyry content in the south western quadrant, between Golpu and Golpu West. Intercepts include:

- WR459 615.8m @ 0.57g/t Au, 0.54% Cu from 490m
- WR464 546m @ 0.43g/t Au, 0.84% Cu from 224m
- WR474 752m @ 0.48g/t Au, 0.91% Cu from 118m
- WR475 1 014m @ 0.34g/t Au, 0.68% Cu from 274m
- WR476 566m @ 0.70g/t Au, 1.37% Cu from 548m
- WR479^ 1 084m @ 0.71g/t Au, 1.31% Cu from 114m
- WR481 646m @ 0.53g/t Au, 0.81% Cu from 125m
- WR484^ 504m @ 0.48g/t Au, 1.15% Cu from 179m

^ Partial result reported

Since the Golpu Mineral Resource in June 2012, the majority of drilling has been focussed in the upper mineralised zone with 20 holes for 22 194m. This program has extended high grade mineralisation 50m to the north and demonstrated high grade continuity of multiple porphyry intercepts enabling the northern porphyry shape to be defined a single north-south trending intrusive complex.



1 % Cu Grade Shell (yellow)
1.5% Cu Grade Shell (green)
Q4 assay intervals @ 1% cut-off to highlight higher grade areas developing within resource model
WR479
WR484:
218m @ 0.97 g/t Au, 2.17% Cu
(further assays pending)
2012 PFS Lift 1
WR481:
136m @ 1.03 g/t Au, 1.45% Cu
WR479:
386m @ 0.66 g/t Au, 1.57% Cu
232m @ 0.83 g/t Au, 1.55% Cu
Plunge +08, Azimuth 222
0
100
200
300

Figure 1. Figure showing the Upper Mine intercepts Results

The results of the combined drilling indicate increased gold and copper grades immediately above the Reid Fault in the vicinity of the Upper Mine Zone (Lift 1 PFS volume). The drill spacing in this area is now approximately 100m, enabling detailed geological interpretations and modelling.

June 2013 Quarter intercepts in the lower mineralised volume include:

- WR472W_1 1 240m @ 0.43 g/t Au, 0.55% Cu from 1 008m

WR472W_1 was completed to 2 250.1m, the deepest hole drilled to date at Golpu. The hole demonstrated continuity of porphyry and associated mineralisation throughout the PFS lift 2/3 volumes and beyond to the 3450mRL, 150m deeper than any previous drilling.

Since the Golpu June 2012 Mineral Resource update 4 holes for 8 107m have been drilled targeting the lower mineralised volume below the Reid Fault. The holes demonstrate vertical continuity of porphyry and associated mineralisation at depth. Mineralisation remains open below the Lower Mine Zone (PFS lift 3 volume).

Brownfields drilling continued in two areas testing shallow epithermal high grade gold targets around the defined diatreme margin and porphyry copper-gold mineralisation at the Miapili prospect, 600m NE of Golpu.

The mineralisation style in WR483 is similar to previous Northern Zone holes WR392, WR397 and WR426. Mineralisation is quartz-carbonate-pyrite veining in strongly argillic altered sediment. The intercepts are 100m north and 100m west of WR392 and WR426.



Figure 2. Figure showing the Upper and Lower Mine intercepts from the June 2013 quarter

Brownfields exploration assay results this quarter from the Northern Zone epithermal prospect returned multiple high grade gold intercepts from WR483:

WR483   12m @ 1.12g/t Au from 98m

WR483   32m @ 3.16 g/t Au from 272m

WR483   20m @ 7.38 g/t Au from 320m

WR483   22m @ 4.83 g/t Au from 364m

The Northern Zone appears to be a Wafi Link Zone analogue with similar 30° – 35° east dipping orientation. Based on the current four intercepts, Northern Zone has dimensions of at least 100m (east-west) and 200m (north-south) and remains open to the north. As with Link Zone, Northern Zone exhibits multiple high grade intercepts within a broad gold zone.

Drilling at Miapili is underway to test for porphyry copper-gold mineralisation to the west and below WR315 (534m @ 0.34 g/t Au and 0.08% Cu). Assays are not yet available.

The intersection of porphyry mineralisation in this hole would extend the Golpu northwesterly trend and currently represents the highest potential for a new porphyry discovery within the Wafi Golpu project.



Figure 3. New gold intersections in the Northern Zone indicate a potential high grade Link Zone like structure





Q4 FY13

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

Results for the fourth quarter and year ended 30 June 2013 (Rand)

Operating results (Rand/Metric) (US$/Imperial)

		Three months Ended	South Africa											Total Underground	Surface production			Total Surface	Total South Africa	Hidden Valley	Harmony Total
			Kusasalethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bambanani	Joel	Unisel	Target 3	Steyn 2		Phoenix	Dumps	Kalgold				
Ore milled	– t'000	Jun-13	212	242	133	211	210	179	55	151	114	73	12	1 592	1 471	879	367	2 717	4 309	457	4 766
		Mar-13	33	249	109	262	181	182	34	139	99	81	12	1 381	1 325	908	332	2 565	3 946	440	4 386
Gold produced	– kg	Jun-13	688	859	583	815	839	897	614	699	427	419	121	6 961	202	346	357	905	7 866	722	8 588
		Mar-13	49	897	484	1 029	799	913	298	779	424	409	139	6 220	216	363	309	888	7 108	591	7 699
Gold produced	– oz	Jun-13	22 120	27 617	18 744	26 203	26 974	28 839	19 741	22 473	13 728	13 471	3 890	223 800	6 494	11 124	11 478	29 096	252 896	23 213	276 109
		Mar-13	1 575	28 839	15 561	33 083	25 688	29 354	9 581	25 045	13 632	13 150	4 469	199 977	6 945	11 671	9 935	28 551	228 528	19 001	247 529
Yield	– g/tonne	Jun-13	3.25	3.55	4.38	3.86	4.00	5.01	11.16	4.63	3.75	5.74	10.08	4.37	0.14	0.39	0.97	0.33	1.83	1.58	1.80
		Mar-13	1.48	3.60	4.44	3.93	4.41	5.02	8.76	5.60	4.28	5.05	11.58	4.50	0.16	0.40	0.93	0.35	1.80	1.34	1.76
Cash operating costs	– R/kg	Jun-13	577 337	332 516	444 168	418 310	289 795	281 223	201 467	243 308	331 747	297 759	257 736	340 394	317 396	332 601	320 417	324 401	338 554	487 898	351 109
		Mar-13	6 564 347	295 429	505 324	340 586	287 596	248 585	388 477	207 107	318 934	308 220	228 295	355 075	254 986	312 157	354 346	312 931	349 810	515 012	362 491
Cash operating costs	– $/oz	Jun-13	1 900	1 094	1 462	1 377	954	926	663	801	1 092	980	848	1 120	1 045	1 095	1 054	1 068	1 114	1 606	1 156
		Mar-13	22 891	1 030	1 762	1 187	1 003	867	1 354	722	1 112	1 075	796	1 238	889	1 088	1 235	1 091	1 220	1 795	1 264
Cash operating costs	– R/tonne	Jun-13	1 874	1 180	1 947	1 616	1 158	1 409	2 249	1 126	1 243	1 709	2 599	1 488	44	131	312	108	618	771	633
		Mar-13	9 747	1 064	2 244	1 338	1 270	1 247	3 405	1 161	1 366	1 556	2 644	1 599	42	125	330	108	630	692	636
Gold sold	– Kg	Jun-13	427	793	568	793	816	934	597	700	415	436	118	6 597	205	358	301	864	7 461	685	8 146
		Mar-13	129	839	470	1 000	777	865	290	703	412	388	135	6 008	210	360	329	899	6 907	599	7 506
Gold sold	– oz	Jun-13	13 728	25 496	18 262	25 496	26 235	30 029	19 194	22 505	13 343	14 018	3 794	212 100	6 591	11 510	9 677	27 778	239 878	22 023	261 901
		Mar-13	4 147	26 974	15 111	32 151	24 981	27 810	9 324	22 602	13 246	12 474	4 340	193 160	6 752	11 574	10 578	28 904	222 064	19 258	241 322
Revenue	(R'000)	Jun-13	175 728	335 584	243 101	339 801	349 828	409 201	256 002	300 268	178 132	190 917	50 327	2 828 889	86 460	151 774	124 248	362 482	3 191 371	291 325	3 482 696
		Mar-13	61 084	393 842	221 319	469 867	365 507	406 147	136 233	330 439	193 643	181 969	63 311	2 823 361	98 617	169 435	154 844	422 896	3 246 257	281 787	3 528 044
Cash operating costs	(R'000)	Jun-13	397 208	285 631	258 950	340 923	243 138	252 257	123 701	170 072	141 656	124 761	31 186	2 369 483	64 114	115 080	114 389	293 583	2 663 066	352 262	3 015 328
		Mar-13	321 653	265 000	244 577	350 463	229 789	226 958	115 766	161 336	135 228	126 062	31 733	2 208 565	55 077	113 313	109 493	277 883	2 486 448	304 372	2 790 820
Inventory movement	(R'000)	Jun-13	(99 945)	(29 205)	(6 908)	(3 191)	(8 033)	9 755	(11 144)	(2 898)	(3 786)	4 827	(727)	(151 255)	(1 659)	7 156	(17 223)	(11 726)	(162 981)	(8 871)	(171 852)
		Mar-13	25 111	(21 389)	(5 111)	(12 557)	(9 232)	(16 606)	(3 516)	(17 535)	(4 852)	(9 241)	(1 907)	(76 835)	(1 831)	(3 624)	(108)	(5 563)	(82 398)	(1 661)	(84 059)
Operating costs	(R'000)	Jun-13	297 263	256 426	252 042	337 732	235 105	262 012	112 557	167 174	137 870	129 588	30 459	2 218 228	62 455	122 236	97 166	281 857	2 500 085	343 391	2 843 476
		Mar-13	346 764	243 611	239 466	337 906	220 557	210 352	112 250	143 801	130 376	116 821	29 826	2 131 730	53 246	109 689	109 385	272 320	2 404 050	302 711	2 706 761
Operating profit	(R'000)	Jun-13	(121 535)	79 158	(8 941)	2 069	114 723	147 189	143 445	133 094	40 262	61 329	19 868	610 661	24 005	29 538	27 082	80 625	691 286	(52 066)	639 220
		Mar-13	(285 680)	150 231	(18 147)	131 961	144 950	195 795	23 983	186 638	63 267	65 148	33 485	691 631	45 371	59 746	45 459	150 576	842 207	(20 924)	821 283
Operating profit	($'000)	Jun-13	(12 861)	8 376	(946)	219	12 139	15 574	15 178	14 084	4 261	6 489	2 102	64 615	2 541	3 126	2 866	8 533	73 148	(5 508)	67 640
		Mar-13	(32 021)	16 838	(2 034)	14 792	16 247	21 946	2 687	20 919	7 091	7 302	3 754	77 521	5 086	6 696	5 095	16 877	94 398	(2 346)	92 052
Capital expenditure	(R'000)	Jun-13	147 930	63 733	95 553	83 853	46 164	69 279	26 381	43 495	20 999	41 158	921	639 466	12 746	1 865	12 369	26 980	666 446	137 986	804 432
		Mar-13	55 038	70 686	84 169	78 011	44 020	73 877	20 937	37 419	21 442	35 551	847	521 997	19 068	2 360	1 426	22 854	544 851	132 378	677 229
Capital expenditure	($'000)	Jun-13	15 653	6 744	10 111	8 873	4 885	7 331	2 791	4 602	2 222	4 355	97	67 664	1 349	197	1 309	2 855	70 519	14 601	85 120
		Mar-13	6 169	7 923	9 434	8 744	4 934	8 281	2 347	4 194	2 403	3 985	95	58 509	2 137	264	160	2 561	61 070	14 838	75 908

Operating results – Year on Year (Rand/Metric) (US$/Imperial)

			South Africa																			
			Underground production												Surface production							
		Year Ended	Kusasalethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bambanani	Joel	Unisel	Target 3	Steyn 2	Total Under-ground	Phoenix	Dumps	Kalgold	Total Surface	Other	Total South Africa	Hidden Valley	Total Continuing Operations
Ore milled	– t'000	Jun-13	711	1 008	512	1 040	868	717	164	611	446	323	47	6 447	5 358	3 326	1 398	10 082	–	16 529	1 844	18 373
		Jun-12	1 197	928	521	1 233	933	788	159	557	394	316	38	7 064	4 996	2 986	1 342	9 324	–	16 388	1 766	18 154
Gold produced	– kg	Jun-13	2 740	3 631	2 434	4 154	3 616	3 967	1 606	3 228	1 813	1 626	477	29 292	827	1 279	1 332	3 438	–	32 730	2 644	35 374
		Jun-12	5 633	3 075	2 541	5 287	3 220	3 630	1 044	2 663	1 593	1 123	330	30 139	822	1 509	1 041	3 372	–	33 511	2 762	36 273
Gold produced	– oz	Jun-13	88 093	116 738	78 255	133 554	116 256	127 542	51 635	103 782	58 289	52 277	15 335	941 756	26 588	41 121	42 825	110 534	–	1 052 290	85 007	1 137 297
		Jun-12	181 105	98 863	81 695	169 980	103 526	116 708	33 565	85 618	51 216	36 106	10 609	968 991	26 428	48 515	33 469	108 412	–	1 077 403	88 800	1 166 203
Yield	– g/tonne	Jun-13	3.85	3.60	4.75	3.99	4.17	5.53	9.79	5.28	4.07	5.03	10.15	4.54	0.15	0.38	0.95	0.34	–	1.98	1.43	1.93
		Jun-12	4.71	3.31	4.88	4.29	3.45	4.61	6.57	4.78	4.04	3.55	7.74	4.26	0.16	0.51	0.78	0.36	–	2.04	1.56	2.00
Cash operating costs	– R/kg	Jun-13	553 358	296 714	405 077	343 895	272 403	238 840	292 136	206 737	315 136	316 547	286 067	317 478	279 615	337 428	303 729	310 465	–	316 742	456 803	327 210
		Jun-12	261 167	285 269	319 317	243 087	263 900	234 625	470 696	208 807	312 957	380 267	359 415	273 232	241 309	247 510	293 658	260 245	–	271 923	309 230	274 767
Cash operating costs	– $/oz	Jun-13	1 951	1 046	1 428	1 212	960	842	1 030	729	1 111	1 116	1 009	1 119	986	1 190	1 071	1 095	–	1 117	1 611	1 154
		Jun-12	1 046	1 142	1 279	973	1 057	940	1 885	836	1 253	1 523	1 439	1 094	966	991	1 176	1 042	–	1 089	1 238	1 100
Cash operating costs	– R/tonne	Jun-13	2 132	1 069	1 926	1 374	1 135	1 321	2 861	1 092	1 281	1 594	2 903	1 442	43	130	289	106	–	627	655	630
		Jun-12	1 229	945	1 557	1 042	911	1 081	3 091	998	1 265	1 351	2 781	1 164	40	125	228	94	–	555	484	548
Gold sold	– Kg	Jun-13	2 698	3 550	2 423	4 135	3 598	3 925	1 591	3 192	1 804	1 613	473	29 002	805	1 278	1 263	3 346	–	32 348	2 622	34 970
		Jun-12	5 559	3 049	2 528	5 262	3 203	3 645	1 039	2 679	1 588	1 129	329	30 010	832	1 516	1 046	3 394	–	33 404	2 778	36 182
Gold sold	– oz	Jun-13	86 742	114 135	77 902	132 944	115 679	126 191	51 152	102 625	58 000	51 859	15 207	932 436	25 882	41 088	40 607	107 577	–	1 040 013	84 299	1 124 312
		Jun-12	178 726	98 027	81 277	169 177	102 979	117 189	33 405	86 132	51 055	36 298	10 578	964 843	26 749	48 740	33 630	109 119	–	1 073 962	89 315	1 163 277
Revenue	(R'000)	Jun-13	1 212 834	1 615 027	1 102 618	1 886 777	1 639 903	1 794 310	717 434	1 451 977	824 716	737 285	215 105	13 197 986	365 212	578 805	570 694	1 514 711	–	14 712 697	1 189 031	15 901 728
		Jun-12	2 319 867	1 283 708	1 063 753	2 218 684	1 348 804	1 525 478	424 105	1 124 316	671 513	472 245	125 415	12 577 888	349 054	636 715	442 203	1 427 972	–	14 005 860	1 163 444	15 169 304
Cash operating costs	(R'000)	Jun-13	1 516 201	1 077 368	985 957	1 428 541	985 011	947 479	469 171	667 347	571 341	514 705	136 454	9 299 575	231 242	431 570	404 567	1 067 379	–	10 366 954	1 207 788	11 574 742
		Jun-12	1 471 151	877 201	811 384	1 285 200	849 759	851 689	491 407	556 053	498 541	427 040	105 668	8 225 093	198 356	373 492	305 698	877 546	–	9 102 639	854 093	9 956 732
Inventory movement	(R'000)	Jun-13	(32 663)	(35 084)	(3 626)	(1 514)	(10 316)	(10 387)	(13 307)	(13 356)	(4 018)	(6 242)	(1 552)	(132 065)	(6 306)	(4 707)	(27 909)	(38 922)	–	(170 987)	(4 079)	(175 066)
		Jun-12	(32 228)	(14 915)	(8 728)	(9 835)	(6 364)	2 952	2 033	9 389	(4 483)	1 107	(1 715)	(62 787)	3 443	11 109	5 018	19 570	–	(43 217)	(2 835)	(46 052)
Operating costs	(R'000)	Jun-13	1 483 538	1 042 284	982 331	1 427 027	974 695	937 092	455 864	653 991	567 323	508 463	134 902	9 167 510	224 936	426 863	376 658	1 028 457	–	10 195 967	1 203 709	11 399 676
		Jun-12	1 438 923	862 286	802 656	1 275 365	843 395	854 641	493 440	565 442	494 058	428 147	103 953	8 162 306	201 799	384 601	310 716	897 116	–	9 059 422	851 258	9 910 680
Operating profit	(R'000)	Jun-13	(270 704)	572 743	120 287	459 750	665 208	857 218	261 570	797 986	257 393	228 822	80 203	4 030 476	140 276	151 942	194 036	486 254	–	4 516 730	(14 678)	4 502 052
		Jun-12	880 944	421 422	261 097	943 319	505 409	670 837	(69 335)	558 874	177 455	44 098	21 462	4 415 582	147 255	252 114	131 487	530 856	–	4 946 438	312 186	5 258 624
Operating profit	($'000)	Jun-13	(30 685)	64 922	13 635	52 113	75 402	97 167	29 649	90 453	29 176	25 938	9 092	456 862	15 900	17 224	21 995	55 119	–	511 981	(1 664)	510 317
		Jun-12	113 417	54 256	33 615	121 447	65 069	86 366	(8 927)	71 952	22 846	5 677	2 764	568 482	18 959	32 459	16 928	68 346	–	636 828	40 192	677 020
Capital expenditure	(R'000)	Jun-13	419 566	285 427	337 462	310 494	170 610	331 010	115 390	159 682	77 930	145 073	3 830	2 356 474	156 064	14 744	52 470	223 278	26 544	2 606 296	505 888	3 112 184
		Jun-12	415 444	293 708	302 342	287 921	207 941	258 570	185 655	84 056	71 068	89 535	80 414	2 276 654	29 517	23 884	76 403	129 804	31 540	2 437 998	296 463	2 734 461
Capital expenditure	($'000)	Jun-13	47 559	32 354	38 252	35 195	19 339	37 521	13 080	18 100	8 833	16 444	434	267 111	17 690	1 671	5 948	25 309	3 009	295 429	57 343	352 772
		Jun-12	53 486	37 813	38 925	37 068	26 771	33 290	23 902	10 822	9 150	11 527	10 353	293 107	3 800	3 075	9 836	16 711	4 061	313 879	38 168	352 047

CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)

Figures in million	Note	Quarter ended 30 June 2013 (Unaudited)	Quarter ended 31 March 2013 (Unaudited)	Quarter ended 30 June 2012 (Unaudited)	Year ended 30 June 2013	Year ended 30 June 2012 (Audited)
Continuing operations						
Revenue		3 483	3 528	3 934	15 902	15 169
Cost of sales	2	(6 173)	(3 283)	(3 325)	(16 468)	(12 137)
Production costs		(2 844)	(2 707)	(2 639)	(11 400)	(9 911)
Amortisation and depreciation		(501)	(459)	(548)	(1 942)	(1 921)
(Impairment)/reversal of impairment of assets		(2 733)	–	60	(2 733)	60
Other items		(95)	(117)	(198)	(393)	(365)
Gross (loss)/profit		**(2 690)**	**245**	**609**	**(566)**	**3 032**
Corporate, administration and other expenditure		(127)	(121)	(91)	(465)	(352)
Social investment expenditure		(57)	(25)	(22)	(127)	(72)
Exploration expenditure		(219)	(157)	(161)	(673)	(500)
Profit on sale of property, plant and equipment	4	–	15	34	139	63
Other expenses – net	5	(169)	(138)	(74)	(350)	(50)
Operating (loss)/profit		**(3 262)**	**(181)**	**295**	**(2 042)**	**2 121**
Reversal of impairment of investment in associate		–	–	–	–	56
Impairment of investments	6	–	(39)	(144)	(88)	(144)
Net (loss)/gain on financial instruments		(8)	15	12	173	86
Investment income		67	47	33	185	97
Finance cost		(57)	(65)	(69)	(256)	(286)
(Loss)/profit before taxation		**(3 260)**	**(223)**	**127**	**(2 028)**	**1 930**
Taxation		(239)	(44)	(200)	(655)	123
Normal taxation		78	(124)	(83)	(271)	(199)
Deferred taxation	7	(317)	80	(117)	(384)	322
Net (loss)/profit from continuing operations		**(3 499)**	**(267)**	**(73)**	**(2 683)**	**2 053**
Discontinued operations						
Profit from discontinued operations	8	–	143	180	314	592
Net (loss)/profit for the period		**(3 499)**	**(124)**	**107**	**(2 369)**	**2 645**
Attributable to:						
Owners of the parent		(3 499)	(124)	107	(2 369)	2 645
(Loss)/earnings per ordinary share (cents)	9					
(Loss)/earnings from continuing operations		(809)	(62)	(17)	(621)	477
Earnings from discontinued operations		–	33	42	73	137
Total (loss)/earnings		**(809)**	**(29)**	**25**	**(548)**	**614**
Diluted (loss)/earnings per ordinary share (cents)	9					
(Loss)/earnings from continuing operations		(809)	(62)	(17)	(621)	476
Earnings from discontinued operations		–	33	42	73	136
Total diluted (loss)/earnings		**(809)**	**(29)**	**25**	**(548)**	**612**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)

Figures in million	Note	Quarter ended 30 June 2013 (Unaudited)	31 March 2013 (Unaudited)	30 June 2012 (Unaudited)	Year ended 30 June 2013	30 June 2012 (Audited)
Net (loss)/profit for the period		(3 499)	(124)	107	(2 369)	2 645
Other comprehensive income for the period, net of income tax		25	510	606	758	1 587
Foreign exchange translation		26	523	506	749	1 485
Movements on investments	6	(1)	(13)	100	9	102
Total comprehensive (loss)/income for the period		**(3 474)**	**386**	**713**	**(1 611)**	**4 232**
Attributable to:						
Owners of the parent		(3 474)	386	713	(1 611)	4 232

The accompanying notes are an integral part of these condensed consolidated financial statements.
All items in Other comprehensive income will be reclassified subsequently to profit or loss when specific conditions are met.

The condensed consolidated provisional financial statements (condensed consolidated financial statements) have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Mr Herman Perry, supervised by the financial director, Mr Frank Abbott. They have been approved by the Board of Harmony Gold Mining Company Limited. The condensed consolidated financial statements for the 12 months ended 30 June 2013 were reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated (see note 18).

CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)

Figures in million	Note	At 30 June 2013	At 31 March 2013 (Unaudited)	At 30 June 2012 (Audited)
ASSETS				
Non-current assets				
Property, plant and equipment	10	32 820	34 911	32 853
Intangible assets		2 191	2 190	2 196
Restricted cash		37	38	36
Restricted investments		2 054	2 050	1 842
Deferred tax assets	7	104	652	486
Investments	11	153	139	146
Inventories		57	57	58
Trade and other receivables		–	6	28
Total non-current assets		**37 416**	**40 043**	**37 645**
Current assets				
Inventories		1 425	1 206	996
Trade and other receivables		1 162	1 482	1 245
Income and mining taxes		132	3	118
Cash and cash equivalents		2 089	3 099	1 773
		4 808	5 790	4 132
Assets of disposal groups classified as held for sale	8	–	–	1 423
Total current assets		**4 808**	**5 790**	**5 555**
Total assets		**42 224**	**45 833**	**43 200**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		28 325	28 331	28 331
Other reserves		3 478	3 392	2 444
Retained earnings		503	4 002	3 307
Total equity		**32 306**	**35 725**	**34 082**
Non-current liabilities				
Deferred tax liabilities		3 021	3 244	3 106
Provision for environmental rehabilitation		1 997	1 961	1 865
Retirement benefit obligation		194	188	177
Other provisions		55	48	30
Borrowings	12	2 252	2 238	1 503
Total non-current liabilities		**7 519**	**7 679**	**6 681**
Current liabilities				
Borrowings	12	286	287	313
Income and mining taxes		4	92	1
Trade and other payables		2 109	2 050	1 747
		2 399	2 429	2 061
Liabilities of disposal groups classified as held for sale	8	–	–	376
Total current liabilities		**2 399**	**2 429**	**2 437**
Total equity and liabilities		**42 224**	**45 833**	**43 200**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand)
for the year ended 30 June 2013

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2012	28 331	2 444	3 307	34 082
Issue of shares	1	–	–	1
Share-based payments	(7)	274	–	267
Net loss for the period	–	–	(2 369)	(2 369)
Other comprehensive income for the period	–	758	–	758
Option premium on BEE transaction	–	2	–	2
Dividends paid[1]	–	–	(435)	(435)
Balance – 30 June 2013	**28 325**	**3 478**	**503**	**32 306**
Balance – 30 June 2011	28 305	762	1 093	30 160
Issue of shares	26	–	–	26
Share-based payments	–	95	–	95
Net profit for the period	–	–	2 645	2 645
Other comprehensive income for the period	–	1 587	–	1 587
Dividends paid[2]	–	–	(431)	(431)
Balance – 30 June 2012	**28 331**	**2 444**	**3 307**	**34 082**

1. *Dividend of 50 SA cents declared on 13 August 2012 and 50 SA cents on 1 February 2013*

2. *Dividend of 60 SA cents declared on 12 August 2011 and 40 SA cents on 2 February 2012*

The statement of changes in equity for the year ended 30 June 2012 has been audited.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)

Figures in million	Quarter ended 30 June 2013 (Unaudited)	Quarter ended 31 March 2013 (Unaudited)	Quarter ended 30 June 2012 (Unaudited)	Year ended 30 June 2013	Year ended 30 June 2012 (Audited)
Cash flow from operating activities					
Cash generated by operations	221	204	1 211	3 154	4 551
Interest and dividends received	48	34	20	138	80
Interest paid	(40)	(27)	(38)	(125)	(141)
Income and mining taxes paid	(129)	(70)	(163)	(312)	(277)
Cash generated by operating activities	**100**	**141**	**1 030**	**2 855**	**4 213**
Cash flow from investing activities					
Restricted cash transferred from disposal group	–	252	–	–	–
Proceeds on disposal of Evander	–	1 264	–	1 264	–
Proceeds on disposal of investment in associate	–	–	29	–	222
Proceeds on disposal of Evander 6 and Twistdraai	–	–	125	–	125
Proceeds on disposal of Merriespruit South	–	–	–	61	–
Purchase of investments	(14)	(33)	–	(86)	–
Other investing activities	(1)	3	(56)	(4)	(85)
Net additions to property, plant and equipment[1]	(938)	(835)	(952)	(3 713)	(3 140)
Cash (utilised)/generated by investing activities	**(953)**	**651**	**(854)**	**(2 478)**	**(2 878)**
Cash flow from financing activities					
Borrowings raised	–	–	342	678	1 443
Borrowings repaid	(156)	(4)	(161)	(333)	(1 248)
Ordinary shares issued – net of expenses	1	–	3	1	26
Option premium on BEE transaction	2	–	–	2	–
Dividends paid	–	(217)	–	(435)	(431)
Cash (utilised)/generated by financing activities	**(153)**	**(221)**	**184**	**(87)**	**(210)**
Foreign currency translation adjustments	**(4)**	**17**	**(14)**	**26**	**(45)**
Net (decrease)/increase in cash and cash equivalents	(1 010)	588	346	316	1 080
Cash and cash equivalents – beginning of period	3 099	2 511	1 427	1 773	693
Cash and cash equivalents – end of period	**2 089**	**3 099**	**1 773**	**2 089**	**1 773**

1. *Includes capital expenditure for Wafi-Golpu and other international projects of R133 million in the June 2013 quarter (March 2013: R148 million) (June 2012: R122 million) and R537 million in the 12 months ended 30 June 2013 (June 2012: R314 million).*

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2013 (Rand)

1. Accounting policies

Basis of accounting

The condensed consolidated provisional financial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements for provisional reports and the requirements of the Companies Act of South Africa. The Listings Requirements require provisional reports to be prepared in accordance with the framework concepts, the measurement and recognition requirements of International Financial Reporting Standards (IFRS), the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and contain the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of the condensed consolidated provisional financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements.

2. Cost of sales

	Quarter ended			Year ended	
	30 June 2013 (Unaudited)	31 March 2013 (Unaudited)	30 June 2012 (Unaudited)	30 June 2013	30 June 2012 (Audited)
Figures in million					
Production costs – excluding royalty	2 799	2 658	2 623	11 183	9 791
Royalty expense	45	49	16	217	120
Amortisation and depreciation	501	459	548	1 942	1 921
Impairment/(reversal of impairment) of assets[1]	2 733	–	(60)	2 733	(60)
Rehabilitation (credit)/expenditure[2]	(40)	10	20	(24)	(17)
Care and maintenance cost of restructured shafts	16	16	19	68	88
Employment termination and restructuring costs[3]	39	–	11	46	81
Share-based payments[4]	45	95	21	266	87
Other[5]	35	(4)	127	37	126
Total cost of sales	**6 173**	**3 283**	**3 325**	**16 468**	**12 137**

1. The impairment in the June 2013 quarter consists of an impairment of R2.68 billion on Hidden Valley, R31 million on St Helena and R27 million on Steyn 2. The net reversal in the June 2012 quarter consists mainly of a reversal of R194 million for Target 1 and an impairment of R126 million on Steyn 2. Refer to note 10 for further detail.

2. The credit in the June 2013 quarter relates to a change in estimate following the annual reassessment. The decrease in the 2012 and 2013 years resulted due to the rehabilitation projects completed in the Free State area during both years.

3. Included in the June 2013 quarter are amounts relating to the restructuring at Hidden Valley and the introduction of voluntary retrenchment packages in South Africa. The amounts for the 2012 financial year relates to restructuring at the Bambanani shaft.

4. Refer to note 3 for details.

5. Included in the June 2013 quarter are amounts relating to the change in estimate of gold in lock-up and other stockpiles. The June 2012 quarter includes amounts relating to the change in estimate of gold in lock-up.

3. Share-based payments

This includes the cost relating to the new Employee Share Ownership Plan (ESOP) awards that were granted in August 2012. In terms of the ESOP rules, all employees other than management were awarded a minimum of 100 Scheme Shares and 200 Share Appreciation Rights (SARs), with employees with service longer than 10 years receiving an additional 10%. Both the Scheme Shares and SARs vest in five equal portions on each anniversary of the award. In addition these employees qualify for an additional cash bonus under the SARs in the event that the share price growth is less than R18 per share. The effect of the bonus puts the employees in the position they would have been in had the share price increased by R18 per share since issue date.

Harmony issued 3.5 million shares to the Tlhakanelo Share Trust on 31 August 2012. In addition, 6 817 880 SARs were issued. In terms of IFRS 2, *Share-based Payment*, the SARs includes an equity-settled portion as well as a cash-settled portion related to the cash bonus. The cash-settled portion has been recognised in the balance sheet, the fair value of which will be remeasured at each reporting date. At the annual general meeting on 28 November 2012, the shareholders authorised the acceleration of the vesting from August to March each year.

During the March 2013 quarter, the first portion of the Scheme Shares and SARs awarded in August 2012 vested, resulting in all qualifying employees receiving a minimum value of R1 912 before tax, amounting to a total value of R58 million being distributed in April 2013. During March 2013, new qualifying employees who have not previously received an offer were awarded 80 Scheme Shares and 160 SARs which will vest in four equal portions on each anniversary of the award. A total of 97 040 Scheme Shares and 194 080 SARs were issued by the Tlhakanelo Share Trust for this award.

4. Profit on sale of property, plant and equipment

Included in the amount is the transaction for the sale of the Merriespruit South mining right to Witwatersrand Consolidated Gold Resources Limited (Wits Gold) that was completed, resulting in a profit of R60 million during the December 2012 quarter.

5. **Other expenses – net**

   (a) Included in the June 2013 quarter is a foreign exchange translation loss of R161 million (March 2013: R150 million) on the US dollar denominated loan. The effect of foreign exchange changes for the 12 months totals a translation loss of R351 million (June 2012: R45 million). Refer to note 12 for further details.

   (b) On 20 March 2013 Harmony signed transaction and funding agreements to give effect to an empowerment transaction to dispose of 30% of its Free State based Phoenix tailings operation (Phoenix) to BB-BEE shareholders, which includes a free-carry allocation of 5% to a Community Trust that has been created and is currently controlled by Harmony. The transaction closed on 25 June 2013, following the fulfilment of the last condition precedent. In terms of the agreements Phoenix was transferred to a newly incorporated subsidiary (PhoenixCo). The fair value of the net assets for purposes of the transaction was set at R450 million.

   The awards to the BEE partners have been accounted for as an in-substance option as the BEE partners will only share in the upside of their equity interest in PhoenixCo until the date the financing provided by Harmony is fully repaid. On this date the options will be exercised. The award of the options to the BEE partners is accounted for as an equity-settled share based payment arrangement. The in-substance options carry no vesting conditions and the fair value of the options of R23 million has been expensed on the grant date, 25 June 2013.

6. **Impairment of investments**

   A decline in the fair value of the investment in Witwatersrand Consolidated Gold Resource Limited (Wits Gold) during the year resulted in an impairment of R88 million (2012: R144 million) recorded in the income statement.

7. **Deferred taxation**

   The net deferred taxation debit in the income statement in the June 2013 quarter is primarily due to the derecognition of the deferred tax asset amounting to R547 million previously recorded for the Hidden Valley operation.

   The net deferred taxation debit in the income statement in the June 2012 quarter is mainly due to the annual reassessment of the Life-of-Mine deferred tax rates amounting to R270 million.

8. **Disposal groups classified as held for sale and discontinued operations**

   Evander Gold Mines Limited

   Harmony entered into an agreement to sell its 100% interest in Evander Gold Mines Limited (Evander) to a wholly owned subsidiary of Pan African Resources Plc for R1.5 billion, less certain distributions, during May 2012. The last condition was met on 14 February 2013 and the transaction was completed on 28 February 2013. In terms of the agreement Harmony received a distribution of R210 million and a purchase consideration of R1 314 million. A group profit of R102 million was recorded in the March 2013 quarter.

9. **Earnings and net asset value per share**

	Quarter ended			Year ended	
	30 June 2013 (Unaudited)	31 March 2013 (Unaudited)	30 June 2012 (Unaudited)	30 June 2013	30 June 2012 (Audited)
Weighted average number of shares (million)	432.6	431.8	431.4	431.9	430.8
Weighted average number of diluted shares (million)	433.1	432.8	432.3	432.7	432.0
Total (loss)/earnings per share (cents):					
Basic (loss)/earnings	(809)	(29)	25	(548)	614
Diluted (loss)/earnings	(809)	(29)	25	(548)	612
Headline (loss)/earnings	(186)	(47)	(6)	47	565
– from continuing operations	(186)	(56)	(11)	(2)	465
– from discontinued operations	–	9	5	49	100
Diluted headline (loss)/earnings	(186)	(47)	(6)	47	563
– from continuing operations	(186)	(56)	(11)	(2)	463
– from discontinued operations	–	9	5	49	100

	Quarter ended			Year ended	
	30 June 2013 (Unaudited)	31 March 2013 (Unaudited)	30 June 2012 (Unaudited)	30 June 2013	30 June 2012 (Audited)
Figures in million					
Reconciliation of headline earnings:					
Continuing operations					
Net (loss)/profit	(3 499)	(267)	(73)	(2 683)	2 053
Adjusted for:					
Reversal of impairment of investment in associate*	–	–	–	–	(56)
Impairment of investments*	–	39	144	88	144
Impairment/(reversal of impairment) of assets	2 733	–	(60)	2 733	(60)
Taxation effect on impairment/(reversal of impairment) of assets	(38)	–	(34)	(38)	(34)
Profit on sale of property, plant and equipment	–	(15)	(34)	(139)	(63)
Taxation effect of profit on sale of property, plant and equipment	–	–	9	31	16
Headline (loss)/earnings**	**(804)**	**(243)**	**(48)**	**(8)**	**2 000**
Discontinued operations					
Net profit	–	143	180	314	592
Adjusted for:					
Profit on sale of property, plant and equipment	–	–	(230)	–	(232)
Taxation effect of profit on sale of property, plant and equipment	–	–	71	–	72
Profit on sale of investment in subsidiary*	–	(102)	–	(102)	–
Headline earnings	**–**	**41**	**21**	**212**	**432**
Total headline (loss)/earnings	**(804)**	**(202)**	**(27)**	**204**	**2 432**

* There is no taxation effect on these items

** Write-off of the Hidden Valley deferred tax asset of R547 million is not added back as it is not permitted per the South African Institute of Chartered Accountants Circular on Headline Earnings

Net asset value per share

	At 30 June 2013	At 31 March 2013 (Unaudited)	At 30 June 2012 (Audited)
Number of shares in issue	435 289 890	435 257 691	431 564 236
Net asset value per share (cents)	7 422	8 208	7 897

10. **Property, plant and equipment and impairment**

One of the most significant assumptions that influence the life-of-mine plans and therefore impairment amount is the expected future gold price. During this year's testing, we used a short term gold price of US$1 250, medium term gold price of US$1 300 and long term gold price of US$1 400 per ounce for Hidden Valley and an overall price of R400 000/kg for the South African operations. A 10% decrease in the gold price used in the models would have resulted in an additional impairment at Steyn 2 of R17 million, Target 1 of R350 million and the Hidden Valley operation of R1.96 billion.

11. **Investment in Rand Refinery**

During the June 2013 quarter, an additional 1.4% interest in Rand Refinery was purchased for R14 million. This is in addition to the 7.16% interest purchased for R72 million in two tranches during the March 2013 and December 2012 quarter. Harmony holds just over 10% interest in Rand Refinery as at 30 June 2013.

12. **Borrowings**

The Nedbank revolving credit facility was repaid in full during the December 2011 quarter and the full R850 million facility is available until December 2013. The balance on Nedbank term facilities at 30 June 2013 is R458 million.

Two drawdowns of US$40 million each (R330 million and R348 million) were made from the US$300 million syndicated revolving credit facility during the September and December 2012 quarters, respectively. This takes the drawn level to US$210 million. The facility is repayable by September 2015.

The weakening of the Rand against the US dollar resulted in a foreign exchange translation loss of R161 million being recorded against the borrowings balance in the June 2013 quarter, in addition to the R150 million recorded in the March 2013 quarter. The effect of foreign exchange changes for the 12 months totals a translation loss of R351 million (2012: R45 million).

13. **Commitments and contingencies**

Figures in million	At 30 June 2013	At 31 March 2013 (Unaudited)	At 30 June 2012 (Audited)
Capital expenditure commitments			
Contracts for capital expenditure	416	594	519
Authorised by the directors but not contracted for	1 545	958	2 257
	1 961	**1 552**	**2 776**

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liability

For a detailed disclosure on contingent liabilities refer to Harmony's annual report for the financial year ended 30 June 2012, available on the group's website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2012, with the exception of the items discussed below.

Following the disclosure made in Harmony's annual report for the financial year ended 30 June 2012 relating to silicosis, Harmony and its subsidiaries, alongside other mining companies operating in South Africa (other respondents) were served with another application to certify a class during January 2013. Harmony, its subsidiaries and other respondents are awaiting a consolidated and supplemented certification application of the two separate applications served.

14. **Subsequent events**

There are no subsequent events to report.

15. **Segment report**

The segment report follows on page 30.

16. **Reconciliation of segment information to consolidated income statements and balance sheet**

Figures in million	Year ended 30 June 2013	Year ended 30 June 2012 Audited
The "Reconciliation of segment information to consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report:		
Reconciliation of production profit to gross (loss)/profit		
Total segment revenue	16 776	16 574
Total segment production costs	(11 933)	(10 678)
Production profit per segment report	4 843	5 896
Discontinued operations	(341)	(638)
Production profit from continuing operations	4 502	5 258
Cost of sales items, other than production costs and royalty expense	(5 068)	(2 226)
Gross (loss)/profit as per income statements*	**(566)**	**3 032**

Figures in million	Year ended	
	30 June 2013	30 June 2012
Reconciliation of total segment mining assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets	836	1 226
Undeveloped property	5 139	5 139
Other non-mining assets	286	110
Wafi-Golpu assets	1 148	553
Less: Non-current assets previously classified as held-for-sale	–	(1 124)
	7 409	**5 904**

* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

17. **Related parties**

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. During the year, Harmony shares were purchased by certain directors as set out below:

Graham Briggs	14 347 shares
Frank Abbott	73 900 shares
Ken Dicks	20 000 shares

18. **Audit review**

The condensed consolidated financial statements for the year ended 30 June 2013 on pages 20 to 30 have been reviewed in accordance with the International Standards on Review Engagements 2410 – "Review of interim financial information performed by the independent Auditors of the entity" by PricewaterhouseCoopers Inc. Their unqualified review opinion is available for inspection at the company's registered office.

Segment report (Rand/Metric)

for the year ended 30 June 2013

	Revenue 30 June		Production cost 30 June		Production profit/(loss) 30 June		Mining assets[(1)] 30 June		Capital expenditure[#] 30 June		Kilograms produced[*] 30 June		Tonnes milled[*] 30 June	
	2013 R million	2012	2013 R million	2012	2013 R million	2012	2013 R million	2012	2013 R million	2012	2013 kg	2012	2013 t'000	2012
Continuing operations														
South Africa														
Underground														
Kusasalethu	1 213	2 320	1 484	1 439	(271)	881	3 435	3 260	420	415	2 740	5 633	711	1 197
Doornkop	1 615	1 284	1 042	862	573	422	3 378	3 235	285	294	3 631	3 075	1 008	928
Phakisa	1 103	1 064	982	803	121	261	4 547	4 448	337	302	2 434	2 541	512	521
Tshepong	1 887	2 219	1 427	1 275	460	944	3 877	3 693	310	288	4 154	5 287	1 040	1 233
Masimong	1 640	1 349	975	843	665	506	989	980	171	208	3 616	3 220	868	933
Target 1	1 794	1 525	937	855	857	670	2 704	2 644	331	259	3 967	3 630	717	788
Bambanani	932	549	591	597	341	(48)	882	944	119	266	2 083	1 374	211	197
Joel	1 452	1 124	654	565	798	559	290	216	160	84	3 228	2 663	611	557
Unisel	825	672	567	494	258	178	656	364	78	71	1 813	1 593	446	394
Target 3	737	472	508	428	229	44	457	345	145	90	1 626	1 123	323	316
Surface														
All other surface operations	1 515	1 428	1 029	899	486	529	264	233	250	162	3 438	3 372	10 082	9 324
Total South Africa	**14 713**	**14 006**	**10 196**	**9 060**	**4 517**	**4 946**	**21 479**	**20 362**	**2 606**	**2 439**	**32 730**	**33 511**	**16 529**	**16 388**
International														
Hidden Valley	1 189	1 163	1 204	851	(15)	312	3 932	5 595	506	296	2 644	2 762	1 844	1 766
Total international	**1 189**	**1 163**	**1 204**	**851**	**(15)**	**312**	**3 932**	**5 595**	**506**	**296**	**2 644**	**2 762**	**1 844**	**1 766**
Total continuing operations	**15 902**	**15 169**	**11 400**	**9 911**	**4 502**	**5 258**	**25 411**	**25 957**	**3 112**	**2 735**	**35 374**	**36 273**	**18 373**	**18 154**
Discontinued operations														
Evander	874	1 405	533	767	341	638	–	992	140	177	1 955	3 369	390	638
Total discontinued operations	**874**	**1 405**	**533**	**767**	**341**	**638**	**–**	**992**	**140**	**177**	**1 955**	**3 369**	**390**	**638**
Total operations	**16 776**	**16 574**	**11 933**	**10 678**	**4 843**	**5 896**	**25 411**	**26 949**	**3 252**	**2 912**	**37 329**	**39 642**	**18 763**	**18 792**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 16)	(874)	(1 405)	(533)	(767)			7 409	5 904						
	15 902	**15 169**	**11 400**	**9 911**			**32 820**	**32 853**						

[(1)] *Mining assets disclosures included in the segment report and the amounts included in the reconciliation of segment information (refer to note 16) were previously not disclosed and have been reviewed for the year ended 30 June 2013 and 30 June 2012.*

[#] *Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R537 million (2012: R314 million).*

[*] *Production statistics are unaudited.*

The segment report for the year ended 30 June 2012 has been audited.





Q4 FY13

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

Results for the
fourth quarter and year
ended 30 June 2013
(US$)

Operating results (US$/Imperial)

			South Africa																		
			Underground production											Surface production							
		Three months ended	Kusasalethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bambanani	Joel	Unisel	Target 3	Steyn 2	Total Under-ground	Phoenix	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley	Harmony Total
Ore milled	**– t'000**	**Jun-13**	**234**	**267**	**147**	**233**	**232**	**197**	**61**	**167**	**126**	**80**	**13**	**1 757**	**1 622**	**969**	**405**	**2 996**	**4 753**	**504**	**5 257**
		Mar-13	36	275	120	289	200	201	37	153	109	89	13	1 522	1 461	1 001	366	2 828	4 350	485	4 835
Gold produced	**– oz**	**Jun-13**	**22 120**	**27 617**	**18 744**	**26 203**	**26 974**	**28 839**	**19 741**	**22 473**	**13 728**	**13 471**	**3 890**	**223 800**	**6 494**	**11 124**	**11 478**	**29 096**	**252 896**	**23 213**	**276 109**
		Mar-13	1 575	28 839	15 561	33 083	25 688	29 354	9 581	25 045	13 632	13 150	4 469	199 977	6 945	11 671	9 935	28 551	228 528	19 001	247 529
Yield	**– oz/t**	**Jun-13**	**0.095**	**0.103**	**0.128**	**0.112**	**0.116**	**0.146**	**0.324**	**0.135**	**0.109**	**0.168**	**0.299**	**0.127**	**0.004**	**0.011**	**0.028**	**0.010**	**0.053**	**0.046**	**0.053**
		Mar-13	0.044	0.105	0.130	0.114	0.128	0.146	0.259	0.164	0.125	0.148	0.344	0.131	0.005	0.012	0.027	0.010	0.053	0.039	0.051
Cash operating costs	**– $/oz**	**Jun-13**	**1 900**	**1 094**	**1 462**	**1 377**	**954**	**926**	**663**	**801**	**1 092**	**980**	**848**	**1 120**	**1 045**	**1 095**	**1 054**	**1 068**	**1 114**	**1 606**	**1 156**
		Mar-13	22 891	1 030	1 762	1 187	1 003	867	1 354	722	1 112	1 075	796	1 238	889	1 088	1 235	1 091	1 220	1 795	1 264
Cash operating costs	**– $/t**	**Jun-13**	**180**	**113**	**186**	**155**	**111**	**135**	**215**	**108**	**119**	**165**	**254**	**143**	**4**	**13**	**30**	**10**	**59**	**74**	**61**
		Mar-13	1 001	108	228	136	129	127	351	118	139	159	274	163	4	13	34	11	64	70	65
Gold sold	**– oz**	**Jun-13**	**13 728**	**25 496**	**18 262**	**25 496**	**26 235**	**30 029**	**19 194**	**22 505**	**13 343**	**14 018**	**3 794**	**212 100**	**6 591**	**11 510**	**9 677**	**27 778**	**239 878**	**22 023**	**261 901**
		Mar-13	4 147	26 974	15 111	32 151	24 981	27 810	9 324	22 602	13 246	12 474	4 340	193 160	6 752	11 574	10 578	28 904	222 064	19 258	241 322
Revenue	**($'000)**	**Jun-13**	**18 594**	**35 509**	**25 723**	**35 955**	**37 016**	**43 298**	**27 088**	**31 772**	**18 849**	**20 201**	**5 325**	**299 330**	**9 149**	**16 060**	**13 147**	**38 356**	**337 686**	**30 826**	**368 512**
		Mar-13	6 847	44 144	24 807	52 666	40 968	45 523	15 270	37 038	21 705	20 396	7 096	316 460	11 054	18 991	17 356	47 401	363 861	31 584	395 445
Cash operating costs	**($'000)**	**Jun-13**	**42 030**	**30 223**	**27 400**	**36 074**	**25 727**	**26 692**	**13 089**	**17 995**	**14 989**	**13 201**	**3 300**	**250 720**	**6 784**	**12 177**	**12 103**	**31 064**	**281 784**	**37 273**	**319 057**
		Mar-13	36 053	29 703	27 414	39 281	25 756	25 438	12 977	18 084	15 158	14 130	3 556	247 550	6 173	12 701	12 273	31 147	278 697	34 116	312 813
Inventory movement	**($'000)**	**Jun-13**	**(10 575)**	**(3 090)**	**(731)**	**(338)**	**(850)**	**1 032**	**(1 179)**	**(307)**	**(401)**	**511**	**(77)**	**(16 005)**	**(176)**	**757**	**(1 822)**	**(1 241)**	**(17 246)**	**(939)**	**(18 185)**
		Mar-13	2 815	(2 397)	(573)	(1 407)	(1 035)	(1 861)	(394)	(1 965)	(544)	(1 036)	(214)	(8 611)	(205)	(406)	(12)	(623)	(9 234)	(186)	(9 420)
Operating costs	**($'000)**	**Jun-13**	**31 455**	**27 133**	**26 669**	**35 736**	**24 877**	**27 724**	**11 910**	**17 688**	**14 588**	**13 712**	**3 223**	**234 715**	**6 608**	**12 934**	**10 281**	**29 823**	**264 538**	**36 334**	**300 872**
		Mar-13	38 868	27 306	26 841	37 874	24 721	23 577	12 583	16 119	14 614	13 094	3 342	238 939	5 968	12 295	12 261	30 524	269 463	33 930	303 393
Operating profit	**($'000)**	**Jun-13**	**(12 861)**	**8 376**	**(946)**	**219**	**12 139**	**15 574**	**15 178**	**14 084**	**4 261**	**6 489**	**2 102**	**64 615**	**2 541**	**3 126**	**2 866**	**8 533**	**73 148**	**(5 508)**	**67 640**
		Mar-13	(32 021)	16 838	(2 034)	14 792	16 247	21 946	2 687	20 919	7 091	7 302	3 754	77 521	5 086	6 696	5 095	16 877	94 398	(2 346)	92 052
Capital expenditure	**($'000)**	**Jun-13**	**15 653**	**6 744**	**10 111**	**8 873**	**4 885**	**7 331**	**2 791**	**4 602**	**2 222**	**4 355**	**97**	**67 664**	**1 349**	**197**	**1 309**	**2 855**	**70 519**	**14 601**	**85 120**
		Mar-13	6 169	7 923	9 434	8 744	4 934	8 281	2 347	4 194	2 403	3 985	95	58 509	2 137	264	160	2 561	61 070	14 838	75 908

Operating results – Year on Year (US$/Imperial)

| | | Year Ended | South Africa | | | | | | | | | | | Total Underground | Surface production | | | Total Surface | Other | Total South Africa | Hidden Valley | Total Continuing Operations |
| | | | Underground production | | | | | | | | | | | | Phoenix | Dumps | Kalgold | | | | | |
			Kusasalethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bambanani	Joel	Unisel	Target 3	Steyn 2									
Ore milled	– t'000	Jun-13	784	1 112	565	1 147	958	790	180	674	492	355	51	7 108	5 908	3 668	1 542	11 118	–	18 226	2 033	20 259
		Jun-12	1 320	1 023	575	1 359	1 029	869	175	614	434	348	42	7 788	5 509	3 292	1 480	10 281	–	18 069	1 948	20 017
Gold produced	– oz	Jun-13	88 093	116 738	78 255	133 554	116 256	127 542	51 635	103 782	58 289	52 277	15 335	941 756	26 588	41 121	42 825	110 534	–	1 052 290	85 007	1 137 297
		Jun-12	181 105	98 863	81 695	169 980	103 526	116 708	33 565	85 618	51 216	36 106	10 609	968 991	26 428	48 515	33 469	108 412	–	1 077 403	88 800	1 166 203
Yield	– g/tonne	Jun-13	0.112	0.105	0.139	0.116	0.121	0.161	0.287	0.154	0.118	0.147	0.301	0.132	0.005	0.011	0.028	0.010	–	0.058	0.042	0.056
		Jun-12	0.137	0.097	0.142	0.125	0.101	0.134	0.192	0.139	0.118	0.104	0.225	0.124	0.005	0.015	0.023	0.011	–	0.060	0.046	0.058
Cash operating costs	– $/oz	Jun-13	1 951	1 046	1 428	1 212	960	842	1 030	729	1 111	1 116	1 009	1 119	986	1 190	1 071	1 095	–	1 117	1 611	1 154
		Jun-12	1 046	1 142	1 279	973	1 057	940	1 885	836	1 253	1 523	1 439	1 094	966	991	1 176	1 042	–	1 089	1 238	1 100
Cash operating costs	– $/tonne	Jun-13	219	110	198	141	117	136	295	112	132	164	303	148	4	13	30	11	–	64	67	65
		Jun-12	143	110	182	122	106	126	362	117	148	158	324	136	5	15	27	11	–	65	56	64
Gold sold	– oz	Jun-13	86 742	114 135	77 902	132 944	115 679	126 191	51 152	102 625	58 000	51 859	15 207	932 436	25 882	41 088	40 607	107 577	–	1 040 013	84 299	1 124 312
		Jun-12	178 726	98 027	81 277	169 177	102 979	117 189	33 405	86 132	51 055	36 298	10 578	964 843	26 749	48 740	33 630	109 119	–	1 073 962	89 315	1 163 277
Revenue	($'000)	Jun-13	137 477	183 066	124 984	213 869	185 886	203 388	81 322	164 584	93 483	83 573	24 383	1 496 015	41 397	65 609	64 689	171 695	–	1 667 710	134 779	1 802 489
		Jun-12	298 671	165 271	136 953	285 644	173 652	196 397	54 601	144 750	86 454	60 799	16 147	1 619 339	44 939	81 974	56 931	183 844	–	1 803 183	149 787	1 952 970
Cash operating costs	($'000)	Jun-13	171 864	122 121	111 760	161 928	111 653	107 398	53 181	75 645	64 762	58 343	15 467	1 054 122	26 212	48 919	45 858	120 989	–	1 175 111	136 905	1 312 016
		Jun-12	189 403	112 935	104 462	165 463	109 402	109 651	63 266	71 589	64 185	54 979	13 604	1 058 939	25 537	48 085	39 357	112 979	–	1 171 918	109 960	1 281 878
Inventory movement	($'000)	Jun-13	(3 702)	(3 977)	(411)	(172)	(1 169)	(1 177)	(1 508)	(1 514)	(455)	(708)	(176)	(14 969)	(715)	(534)	(3 164)	(4 413)	–	(19 382)	(462)	(19 844)
		Jun-12	(4 149)	(1 920)	(1 124)	(1 266)	(819)	380	262	1 209	(577)	143	(221)	(8 082)	443	1 430	646	2 519	–	(5 563)	(365)	(5 928)
Operating costs	($'000)	Jun-13	168 162	118 144	111 349	161 756	110 484	106 221	51 673	74 131	64 307	57 635	15 291	1 039 153	25 497	48 385	42 694	116 576	–	1 155 729	136 443	1 292 172
		Jun-12	185 254	111 015	103 338	164 197	108 583	110 031	63 528	72 798	63 608	55 122	13 383	1 050 857	25 980	49 515	40 003	115 498	–	1 166 355	109 595	1 275 950
Operating profit	($'000)	Jun-13	(30 685)	64 922	13 635	52 113	75 402	97 167	29 649	90 453	29 176	25 938	9 092	456 862	15 900	17 224	21 995	55 119	–	511 981	(1 664)	510 317
		Jun-12	113 417	54 256	33 615	121 447	65 069	86 366	(8 927)	71 952	22 846	5 677	2 764	568 482	18 959	32 459	16 928	68 346	–	636 828	40 192	677 020
Capital expenditure	($'000)	Jun-13	47 559	32 354	38 252	35 195	19 339	37 521	13 080	18 100	8 833	16 444	434	267 111	17 690	1 671	5 948	25 309	3 009	295 429	57 343	352 772
		Jun-12	53 486	37 813	38 925	37 068	26 771	33 290	23 902	10 822	9 150	11 527	10 353	293 107	3 800	3 075	9 836	16 711	4 061	313 879	38 168	352 047

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Convenience translation)

Figures in million	Quarter ended			Year ended	
	30 June 2013 (Unaudited)	31 March 2013 (Unaudited)	30 June 2012 (Unaudited)	30 June 2013 (Unaudited)	30 June 2012 (Audited)
Continuing operations					
Revenue	369	395	485	1 803	1 953
Cost of sales	(653)	(367)	(409)	(1 866)	(1 561)
Production costs	(301)	(303)	(325)	(1 292)	(1 276)
Amortisation and depreciation	(53)	(51)	(67)	(220)	(247)
(Impairment)/reversal of impairment of assets	(289)	–	7	(310)	7
Other items	(10)	(13)	(24)	(44)	(45)
Gross (loss)/profit	**(284)**	**28**	**76**	**(63)**	**392**
Corporate, administration and other expenditure	(13)	(14)	(11)	(53)	(45)
Social investment expenditure	(6)	(3)	(3)	(14)	(9)
Exploration expenditure	(23)	(18)	(20)	(76)	(64)
Profit on sale of property, plant and equipment	–	2	4	16	8
Other expenses – net	(18)	(15)	(9)	(40)	(6)
Operating (loss)/profit	**(344)**	**(20)**	**37**	**(230)**	**276**
Reversal of impairment of investment in associate	–	–	–	–	7
Impairment of investments	–	(4)	(18)	(10)	(19)
Net (loss)/gain on financial instruments	(1)	2	1	20	11
Investment income	7	5	4	21	12
Finance cost	(6)	(7)	(8)	(29)	(37)
(Loss)/profit before taxation	**(344)**	**(24)**	**16**	**(228)**	**250**
Taxation	(26)	(5)	(24)	(75)	16
Normal taxation	8	(14)	(10)	(31)	(25)
Deferred taxation	(34)	9	(14)	(44)	41
Net (loss)/profit from continuing operations	**(370)**	**(29)**	**(8)**	**(303)**	**266**
Discontinued operations					
Profit from discontinued operations	–	16	22	36	75
Net (loss)/profit for the period	**(370)**	**(13)**	**14**	**(267)**	**341**
Attributable to:					
Owners of the parent	(370)	(13)	14	(267)	341
(Loss)/earnings per ordinary share (cents)					
(Loss)/earnings from continuing operations	(86)	(7)	(2)	(70)	61
Earnings from discontinued operations	–	4	5	8	18
Total (loss)/earnings	**(86)**	**(3)**	**3**	**(62)**	**79**
Diluted (loss)/earnings per ordinary share (cents)					
(Loss)/earnings from continuing operations	(86)	(7)	(2)	(70)	61
Earnings from discontinued operations	–	4	5	8	18
Total diluted (loss)/earnings	**(86)**	**(3)**	**3**	**(62)**	**79**

*The currency conversion average rates for the quarter ended: June 2013: US$1 = R9.45 (March 2013: US$1 = R8.92, June 2012: US$1 = R8.12).
For the year ended: June 2013: US$1 = R8.82 (June 2012: US$= R7.77).*

The income statement for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(Convenience translation)

Figures in million	Quarter ended 30 June 2013 (Unaudited)	31 March 2013 (Unaudited)	30 June 2012 (Unaudited)	Year ended 30 June 2013 (Unaudited)	30 June 2012 (Audited)
Net (loss)/profit for the period	(370)	(13)	14	(267)	341
Other comprehensive income/(loss) for the period, net of income tax	3	58	74	86	(595)
Foreign exchange translation	3	59	62	85	(607)
Movements on investments	–	(1)	12	1	12
Total comprehensive (loss)/income for the period	**(367)**	**45**	**88**	**(181)**	**(254)**
Attributable to:					
Owners of the parent	(367)	45	88	(181)	(254)

The currency conversion average rates for the quarter ended: June 2013: US$1 = R9.45 (March 2013: US$1 = R8.92, June 2012: US$1 = R8.12). For the year ended: June 2013: US$1 = R8.82 (June 2012: US$1 = R7.77).

The statement of comprehensive income for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

All items in Other comprehensive income will be reclassified subsequently to profit or loss when specific conditions are met.

Note on convenience translations

Except where specific statements have been extracted from the 2012 Annual Report, the requirements of IAS 21, *The Effects of the Changes in Foreign Exchange Rates*, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 36 to 41.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)
(Convenience translation)

Figures in million	At 30 June 2013 (Unaudited)	At 31 March 2013 (Unaudited)	At 30 June 2012 (Audited)
ASSETS			
Non-current assets			
Property, plant and equipment	3 287	3 787	4 003
Intangible assets	219	238	268
Restricted cash	4	4	4
Restricted investments	206	222	224
Deferred tax assets	10	71	59
Investments	15	15	18
Inventories	6	6	7
Trade and other receivables	–	1	3
Total non-current assets	**3 747**	**4 344**	**4 586**
Current assets			
Inventories	143	131	121
Trade and other receivables	116	161	152
Income and mining taxes	13	–	14
Cash and cash equivalents	209	336	216
	481	628	503
Assets of disposal groups classified as held for sale	–	–	174
Total current assets	**481**	**628**	**677**
Total assets	**4 228**	**4 972**	**5 263**
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	2 837	3 074	4 036
Other reserves	348	368	(64)
Retained earnings	50	434	180
Total equity	**3 235**	**3 876**	**4 152**
Non-current liabilities			
Deferred tax liabilities	303	352	378
Provision for environmental rehabilitation	200	213	227
Retirement benefit obligation	19	20	22
Other provisions	6	5	4
Borrowings	226	243	183
Total non-current liabilities	**754**	**833**	**814**
Current liabilities			
Borrowings	29	31	38
Income and mining taxes	–	10	–
Trade and other payables	210	222	213
	239	263	251
Liabilities of disposal groups classified as held for sale	–	–	46
Total current liabilities	**239**	**263**	**297**
Total equity and liabilities	**4 228**	**4 972**	**5 263**

The balance sheet for June 2013 converted at a conversion rate of US$1 = R9.98 (March 2013: US$1 = R9.22, June 2012: US$1 = R8.21).

The balance sheet as at 30 June 2012 has been extracted from the 2012 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

for the year ended 30 June 2013 (Convenience translation)

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2012	2 838	245	331	3 414
Share-based payments	(1)	27	–	26
Net loss for the period	–	–	(237)	(237)
Other comprehensive income for the period	–	76	–	76
Dividends paid	–	–	(44)	(44)
Balance – 30 June 2013	**2 837**	**348**	**50**	**3 235**
Balance – 30 June 2011	4 033	519	(102)	4 450
Issue of shares	3	–	–	3
Share-based payments	–	12	–	12
Net profit for the period	–	–	341	341
Other comprehensive income for the period	–	(595)	–	(595)
Dividends paid	–	–	(59)	(59)
Balance – 30 June 2012	**4 036**	**(64)**	**180**	**4 152**

The currency conversion closing rates for the period ended 30 June 2013: US$1 = R9.98 (June 2012: US$1 = R8.21).

The statement of changes in equity for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)

	Quarter ended			Year ended	
	30 June 2013 (Unaudited)	31 March 2013 (Unaudited)	30 June 2012 (Unaudited)	30 June 2013 (Unaudited)	30 June 2012 (Audited)
Figures in million					
Cash flow from operating activities					
Cash generated by operations	23	23	149	358	586
Interest and dividends received	5	4	2	16	10
Interest paid	(4)	(3)	(5)	(14)	(18)
Income and mining taxes paid	(14)	(8)	(20)	(35)	(33)
Cash generated by operating activities	**10**	**16**	**126**	**325**	**545**
Cash flow from investing activities					
Restricted cash transferred from disposal group	–	28	–	–	–
Proceeds on disposal of Evander	–	142	–	143	–
Proceeds on disposal of investment in associate	–	–	4	–	28
Proceeds on disposal of Evander 6 and Twistdraai	–	–	15	–	15
Proceeds on disposal of Merriespruit South	–	–	–	7	–
Purchase of investments	(1)	(4)	–	(10)	–
Other investing activities	–	–	(7)	–	(10)
Net additions to property, plant and equipment[1]	(99)	(94)	(117)	(421)	(404)
Cash (utilised)/generated by investing activities	**(100)**	**72**	**(105)**	**(281)**	**(371)**
Cash flow from financing activities					
Borrowings raised	–	–	43	77	188
Borrowings repaid	(17)	–	(20)	(38)	(159)
Ordinary shares issued – net of expenses	–	–	–	–	3
Dividends paid	–	(24)	(1)	(49)	(57)
Cash (utilised)/generated by financing activities	**(17)**	**(24)**	**22**	**(10)**	**(25)**
Foreign currency translation adjustments	**(20)**	**(23)**	**(13)**	**(41)**	**(35)**
Net (decrease)/increase in cash and cash equivalents	(127)	41	30	(7)	114
Cash and cash equivalents – beginning of period	336	295	186	216	102
Cash and cash equivalents – end of period	**209**	**336**	**216**	**209**	**216**

1. Includes capital expenditure for Wafi-Golpu and other international projects of US$14 million in the June 2013 quarter (March 2013: US$17 million) June 2012: US$15 million) and US$61 million in the 12 months ended 30 June 2013 (June 2012: US$40 million).

The currency conversion average rates for the quarter ended: June 2013: US$1 = R9.45 (March 2013: US$1 = R8.92, June 2012: US$1 = R8.12). For the year ended: June 2013: US$1 = R8.82 (June 2012: US$1 = R7.77).

Closing balance translated at closing rates of: June 2013: US$1 = R9.98 (June 2012: US$1 = R8.21).

The cash flow statement for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

Segment report (US$/Imperial)

for the year ended 30 June 2013

	Revenue 30 June		Production cost 30 June		Production profit/(loss) 30 June		Mining assets(1) 30 June		Capital expenditure# 30 June		Ounces produced* 30 June		Tons milled* 30 June	
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000	
Continuing operations														
South Africa														
Underground														
Kusasalethu	137	299	168	185	(31)	114	344	397	48	53	88 093	181 105	784	1 320
Doornkop	183	165	118	111	65	54	338	394	32	38	116 738	98 863	1 112	1 023
Phakisa	125	137	111	103	14	34	455	542	38	39	78 255	81 695	565	575
Tshepong	214	286	162	164	52	122	388	450	35	37	133 554	169 980	1 147	1 359
Masimong	186	174	110	109	76	65	99	119	19	27	116 256	103 526	958	1 029
Target 1	203	196	106	110	97	86	271	322	38	33	127 542	116 708	790	869
Bambanani	106	71	67	77	39	(6)	88	115	14	34	66 970	44 174	231	217
Joel	165	145	74	73	91	72	29	26	18	11	103 782	85 618	674	614
Unisel	93	86	64	64	29	22	66	44	9	9	58 289	51 216	492	434
Target 3	84	61	58	55	26	6	46	42	16	12	52 277	36 106	355	348
Surface														
All other surface operations	172	183	117	115	55	68	26	28	28	20	110 534	108 412	11 118	10 281
Total South Africa	**1 668**	**1 803**	**1 155**	**1 166**	**513**	**637**	**2 150**	**2 479**	**295**	**313**	**1 052 290**	**1 077 403**	**18 226**	**18 069**
International														
Hidden Valley	135	150	137	110	(2)	40	394	682	57	38	85 007	88 800	2 033	1 948
Total international	**135**	**150**	**137**	**110**	**(2)**	**40**	**394**	**682**	**57**	**38**	**85 007**	**88 800**	**2 033**	**1 948**
Total continuing operations	**1 803**	**1 953**	**1 292**	**1 276**	**511**	**677**	**2 544**	**3 161**	**352**	**351**	**1 137 297**	**1 166 203**	**20 259**	**20 017**
Discontinued operations Evander	99	181	60	99	39	82	–	121	15	23	62 855	108 317	430	704
Total discontinued operations	**99**	**181**	**60**	**99**	**39**	**82**	**–**	**121**	**15**	**23**	**62 855**	**108 317**	**430**	**704**
Total operations	**1 902**	**2 134**	**1 352**	**1 375**	**550**	**759**	**2 544**	**3 282**	**367**	**374**	**1 200 152**	**1 274 520**	**20 689**	**20 721**

(1) Segment mining assets disclosures were previously not reported and are unaudited for the year ended 30 June 2013 and 30 June 2012.

Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of US$61 million (2012: US$40 million).

* Production statistics are unaudited.

The segment report for the year ended 30 June 2012 has been audited. The segment report for the year ended 30 June 2013 is unaudited.

DEVELOPMENT RESULTS (Metric)

Quarter ending June 2013

	Reef Meters	Sampled Meters	Channel Width (Cm's)	Channel Value (g/t)	Channel Gold (Cmg/t)
Tshepong					
Basal	406	396	8.36	158.77	1 327
B Reef	165	138	58.18	11.75	684
All Reefs	**571**	**534**	**21.23**	**54.68**	**1 161**
Phakisa					
Basal	245	256	95.20	14.09	1 341
All Reefs	**245**	**256**	**95.20**	**14.09**	**1 341**
Doornkop					
South Reef	438	399	42.96	18.84	809
All Reefs	**438**	**399**	**42.96**	**18.84**	**809**
Kusasalethu					
VCR Reef	497	502	104.20	11.49	1 197
All Reefs	**497**	**502**	**104.20**	**11.49**	**1 197**
Total Target (Incl. Target 1 & Target 3)					
Elsburg	75	60	266.40	4.38	1 166
Basal	25	12	11.50	86.30	993
A Reef	33	34	73.71	11.72	864
B Reef	302	170	139.13	12.76	1 776
All Reefs	**435**	**276**	**153.19**	**9.77**	**1 497**
Masimong 5					
Basal	582	510	43.24	15.33	663
B Reef	84	141	98.04	14.55	1 427
All Reefs	**666**	**651**	**55.11**	**15.03**	**828**
Unisel					
Basal	292	216	207.40	6.79	1 409
Leader	464	410	217.42	6.33	1 376
Middle	64	26	189.00	10.14	1 917
All Reefs	**820**	**652**	**212.97**	**6.61**	**1 409**
Joel					
Beatrix	303	297	150.00	14.65	2 197
All Reefs	**303**	**297**	**150.00**	**14.65**	**2 197**
Total Harmony					
Basal	1 550	1 390	68.11	16.09	1 096
Beatrix	303	297	150.00	14.65	2 197
Leader	464	410	217.42	6.33	1 376
B Reef	551	449	101.35	13.13	1 331
A Reef	33	34	73.71	11.72	864
Middle	64	26	189.00	10.14	1 917
Elsburg	75	60	266.40	4.38	1 166
South Reef	438	399	42.96	18.84	809
VCR Reef	497	502	104.20	11.49	1 197
All Reefs	**3 975**	**3 567**	**102.81**	**12.03**	**1 236**

DEVELOPMENT RESULTS (Imperial)

Quarter ending June 2013

	Reef Meters	Sampled Meters	Channel Width (inch)	Channel Value (oz/t)	Channel Gold (In.oz/t)
Tshepong					
Basal	1 332	1 299	3.00	5.08	15
B Reef	540	453	23.00	0.34	8
All Reefs	**1 872**	**1 752**	**8.00**	**1.67**	**13**
Phakisa					
Basal	803	840	37.00	0.42	15
All Reefs	**803**	**840**	**37.00**	**0.42**	**15**
Doornkop					
South Reef	1 438	1 309	17.00	0.55	9
All Reefs	**1 438**	**1 309**	**17.00**	**0.55**	**9**
Kusasalethu					
VCR Reef	1 629	1 647	41.00	0.34	14
All Reefs	**1 629**	**1 647**	**41.00**	**0.34**	**14**
Total Target (Incl. Target 1 & Target 3)					
Elsburg	247	197	105.00	0.13	13
Basal	81	39	5.00	2.28	11
A Reef	108	112	29.00	0.34	10
B Reef	992	558	55.00	0.37	20
All Reefs	**1 428**	**906**	**60.00**	**0.29**	**17**
Masimong 5					
Basal	1 909	1 673	17.00	0.45	8
B Reef	277	463	39.00	0.42	16
All Reefs	**2 186**	**2 136**	**22.00**	**0.43**	**10**
Unisel					
Basal	959	709	82.00	0.20	16
Leader	1 521	1 345	86.00	0.18	16
Middle	210	85	74.00	0.30	22
All Reefs	**2 690**	**2 139**	**84.00**	**0.19**	**16**
Joel					
Beatrix	995	974	59.00	0.43	25
All Reefs	**995**	**974**	**59.00**	**0.43**	**25**
Total Harmony					
Basal	5 085	4 560	27.00	0.47	13
Beatrix	995	974	59.00	0.43	25
Leader	1 521	1 345	86.00	0.18	16
B Reef	1 809	1 473	40.00	0.38	15
A Reef	108	112	29.00	0.34	10
Middle	210	85	74.00	0.30	22
Elsburg	247	197	105.00	0.13	13
South Reef	1 438	1 309	17.00	0.55	9
VCR Reef	1 629	1 647	41.00	0.34	14
All Reefs	**13 041**	**11 703**	**40.00**	**0.36**	**14**

PRINTED BY INCE (PTY) LTD
W2CF16343

NOTES





CONTACT DETAILS

Corporate Office

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue, Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: **www.harmony.co.za**

Directors

P T Motsepe* *Chairman*
M Motloba*^ *Deputy Chairman*
G P Briggs *Chief Executive Officer*
F Abbott *Financial Director*
H E Mashego *Executive Director*
F F T De Buck*^ *Lead independent director*
J A Chissano*[1]^, K V Dicks*^, Dr D S Lushaba*^, C Markus*^,
M Msimang*^, K T Nondumo*^, V P Pillay *^, J Wetton*^, A J Wilkens*

* Non-executive
^ Independent
[1] Mozambican

Investor relations team

Henrika Basterfield
Investor Relations Manager
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail: henrika@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za

Company Secretary

Riana Bisschoff
Telephone: +27 11 411 6020
Mobile: +27 83 629 4706
E-mail: riana.bisschoff@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381

ADR Depositary

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company, Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334

Sponsor

JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1

Registration number

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE000015228



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 14, 2013

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director